
10012989

BOX
SERVICES

2010 Annual Report

Comprehensive Communications and Infrastructure Solutions

Your single source for the latest in communications, infrastructure and networking technologies.









Voice Communications | Data Infrastructure | Networking Products

Black Box Network Services

Maximize your communications and infrastructure investment.

Improving communications and networking for clients of all sizes in all industries around the world.



Black Box Corporation (NASDAQ Global Select: BBOX)

Black Box, one of the world's largest providers of voice and data communications and infrastructure solutions and networking products, is dedicated to designing, building and maintaining today's integrated voice and data communications systems. More than 4,300 Team Members serve more than 175,000 clients in 194 offices in 141 countries around the world. Black Box operates on five continents and is headquartered near Pittsburgh in Lawrence, Pennsylvania.

Financial Highlights 2010

(Dollars in Millions, Except Per Share Amounts)	2010	2009	2008
Revenues	$ 961	$ 1,000	$ 1,017
Year-over-year change	(4%)	(2%)	0%
Adjusted operating income[1]	$ 91	$ 103	$ 105
Adjusted operating income[1] as a % of revenue	9%	10%	10%
Net income	$ 35	$ 45	$ 39
Net income as a % of revenue	4%	5%	4%
Year-over-year change	(24%)	15%	10%
Diluted earnings per common share	$ 1.97	$ 2.59	$ 2.22
Year-over-year change	(24%)	17%	11%
Operating net income[1]	$ 52	$ 59	$ 54
Operating net income[1] as a % of revenue	5%	6%	5%
Year-over-year change	(12%)	9%	16%
Operating earnings per common share[1]	$ 2.99	$ 3.39	$ 3.09
Year-over-year change	(12%)	10%	17%
Cash provided by operating activities	$ 62	$ 72	$ 81
Cash provided by operating activities as a % of net income	180%	158%	207%

(1) Excludes Reconciling Items in Fiscal 2010, Fiscal 2009 and Fiscal 2008. See Non-GAAP reconciliations. Additionally, during Fiscal 2009 and Fiscal 2008, the Company excluded stock-based compensation expense when evaluating the continuing operations of the Company. Beginning with Fiscal 2010, the Company will not exclude such expenses. For comparability purposes only, the Company has restated reconciling items, adjusted operating income, operating net income and operating earnings per common share for Fiscal 2009 and Fiscal 2008 to reflect this change in presentation.









(1) Excludes Reconciling Items in Fiscal 2010, Fiscal 2009 and Fiscal 2008. See Non-GAAP Reconciliations.

Table of Contents

Financial Highlights 2010	Inside Front Cover
Letter to Our Stockholders	2
Facts and Figures	4
About Black Box	6
Solution Profiles	20
Awards	23
Selected Financial Data	24
Management's Discussion and Analysis of Financial Condition and Results of Operations	25
Report of Independent Registered Public Accounting Firm	40
Consolidated Financial Statements and Notes	41
Controls and Procedures	70
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	71
Performance Graph	72
Non-GAAP Reconciliations	73
Investor Information	74

© Copyright 2010. Black Box Corporation. All rights reserved. Printed in U.S.A. Black Box® and the Double Diamond logo are registered trademarks of BB Technologies, Inc. iCOMPEL™, Intelli-Pass™, Optinet™, ServSwitch™, Veri-NAC™, Double Diamond™ and Smart Bundle™ are trademarks of BB Technologies, Inc. Any third-party trademarks appearing in this publication are acknowledged to be the property of their respective owners.

Poised for Growth

Dear Fellow Shareholders:

Fiscal 2010 marked the 34th consecutive year that Black Box generated profitability and positive cash flow. In addition to delivering strong financial results, we increased our competitive advantage and expanded our position in the global communications market. We achieved these results by executing our business plan while remaining focused on our long-term objectives. As a result, with a more stable macro-economic backdrop, we are well positioned to deliver sustainable organic growth in Fiscal 2011 by increasing our business with current clients and expanding through new client opportunities.

We were successful in Fiscal 2010 because we focused on three primary strategies designed to help us achieve our goal of consistent solid financial performance.

Serve Clients with Our Unmatched Portfolio of Solutions and Highest Levels of Technical Expertise.

As the world's leading provider of major communications and infrastructure technologies from today's top manufacturers, Black Box is in a unique position to provide our clients with an unmatched portfolio of technology solutions. By combining this strength with our extensive infrastructure services and our offering of more than 118,000 networking products, we provide clients with comprehensive communications and infrastructure solutions. We support all these solutions with one of the deepest and most experienced technical support teams in the world. We believe that Black Box stands alone in the market in our ability to provide clients with such a high level of support and services.

Operating in 194 offices in 141 countries, Black Box services more than 175,000 clients around the world. We span five continents, speak 23 languages and provide our clients with 24/7 technical support in all three business areas: communication services, data infrastructure and networking products. This localized, client-focused support positions us as the premier provider of communications and infrastructure services.

One of our greatest strengths is our client diversification. In Fiscal 2010, we continued to serve clients in all industries—from small local offices to some of the largest enterprises in the world. Regardless of the market, we are well positioned to support client initiatives from upgrading communications systems and installing new structured cabling to providing the latest in networking technology.

Stay True to Our Proven Financial Model.

Guided by a very experienced management team, Black Box delivered solid financial results in a challenging economy. Our organizational structure and the visibility we have in near-term revenue allow us to proactively manage our flexible cost structure. As a result, we are less vulnerable to rapidly changing market conditions. In addition, our diverse worldwide client base and broad product and service portfolio help us minimize our reliance on any given market segment. Those factors, along with ongoing investments in our broad portfolio of solutions and our ability to deliver world-class technical assistance, have positioned us to capitalize on growth opportunities.

Make Strategic Acquisitions.

We continue to execute our long-term plan, which includes targeted acquisitions to expand our capabilities, increase our client base and strengthen our geographical presence. High-quality strategic mergers and acquisitions continue to play a key role in our financial success. We target companies with similar operating models and business philosophies. We strive to keep management in place and provide clients with a seamless transition, while offering a much wider array of services and products.

Black Box completed two strategic acquisitions in Fiscal 2010. In the third quarter, Black Box acquired Quanta Systems, LLC, headquartered in Gaithersburg, MD, and CBS Technologies Corp., based in Islandia, NY.

Financial Highlights:

- Revenues were approximately $961 million.
- Operating income was approximately $63 million.
- Cash provided by Operating Activities was approximately $62 million, or 180% of Net Income.

Additional Highlights:

Fiscal 2010 was a banner year for Black Box networking products with more than 2,100 new products and a record number of award-winners for technology innovation, including:

- iCOMPEL™ Digital Signage received the *TMC Solutions* Product of the Year award.



blackbox.com

SEC Mail Processing
Section

JUN 25 2010

Washington, DC
110

- Veri-NAC™ network access control device has received numerous awards from *SC Magazine*, including recognition as one of the top 20 security products of the last 20 years.
- Optinet™, which controls bandwidth and reduces Internet threats, received a *Network Products Guide* 2010 Product Innovation award.
- Intelli-Pass™ Biometric Access Control was awarded a Five Star rating by *SC Magazine*.
- SpaceGAIN 45° Angled-Port Patch Panels, part of our new line of right-angle cables and space-saving patch panels, received the *Cabling Business* Award of Excellence.

Black Box was also honored with a number of industry and peer recognitions:

- Avaya—Platinum-Certified Channel Partner.
- Aspect—Service Excellence Award.
- ShoreTel—Circle of Excellence Award.
- Polycom—Voice Communications Reseller of the Year.
- Cisco—Platinum-Certified Channel Partner.
- Cisco—Customer Satisfaction Excellence Gold Star.
- *Multichannel Merchant*—Gold Award for *Black Box® Catalog*.
- VAR Business 500—Named one of North America's largest solution providers by *CRN Magazine*.
- ISO/IEC 20000-1:2005 Certification—For the IT Service Management Standard.

Looking Ahead.

Black Box emerged from Fiscal 2010 a stronger and more agile company. We have a superior mix of product offerings, technology partners and clients that elevate our position in the market. We have a proven successful business model and approach that few, if any, of our competitors can match.

Our success is based on our three primary strategies. In Fiscal 2011, we plan to generate additional shareholder value through:

1. Driving organic growth. Continue to promote our single-source offering of voice communications, data infrastructure and networking product solutions.



2. Expanding market share. By leveraging our unique market advantages, we are well positioned to grow at a faster rate than our competitors.

3. Making strategic mergers and acquisitions. We will continue to identify and successfully integrate merger and acquisition candidates while strengthening our product and service offerings.

In Closing.

The strength of a company is measured on its ability to deliver value to its clients and shareholders. We are well-positioned to achieve both objectives and are very optimistic about our future.

I would like to thank our clients, partners, Team Members and stockholders for their continued confidence and support.

R. Terry Blakemore
President and Chief Executive Officer

Facts and Figures

Fiscal Year 2010 revenues.

Black Box is committed to remaining profitable by running a well-balanced business, generating significant cash flow and strategically expanding market share.

Revenues by industry

Black Box serves a diversified client base in both the public and private sectors.





724-746-5500

Revenues by geography



Revenues by service type



Revenues by client type



Revenues by size of client



About Black Box

Comprehensive voice and data communications and infrastructure solutions.

Get the objective advice you need, the industry-leading technology you want and the real support you can count on from Black Box Network Services.



Whether you're ready to move into unified communications, build a data center or upgrade the hardware in your existing infrastructure, Black Box can deliver the right solution for your business.

Voice Communications

For the absolute latest in voice technologies, including unified communications and collaboration, Voice over IP and mobility, call Black Box.

Solutions include:

- Unified Communications & Collaboration
- VoIP
- Traditional Telephony
- Maintenance Services
- Contact Centers
- Managed Services
- Network Security
- Mobility
- Messaging

Data Infrastructure

We deliver start-to-finish services for new installations and system upgrades for one site or multiple sites around the world.

Capabilities include:

- Structured Cabling
- Data Centers
- Data Networking
- Wired Networks
- Wireless Networks
- Hybrid Wired/Wireless Data Networks
- CATV & Video Systems
- Digital Signage
- Network Monitoring
- Technology Deployments

Networking Products

With 118,000+ products, you'll find everything you need to build and maintain your network.

Products include:

- Cabinets & Racks
- Cabling
- Data Communications
- Digital Signage & Multimedia
- Interface & Protocol Converters
- KVM ServSwitch™
- Networking
- Network Security & Optimization
- Peripheral Switching & Sharing
- Power & Surge Protection
- Remote Monitoring & Security
- Testers & Tools
- Voice Communications









Your single source for voice and data communications and infrastructure solutions.

No other provider offers the voice and data communications and infrastructure solutions, support and products that Black Box Network Services does. Our global footprint, diverse capabilities, 34-year history and deep commitment to provide the best technical solutions and support in the industry make us the right choice for your business.

A trusted provider.

Black Box Corporation (NASDAQ Global Select: BBOX) is a trusted provider of comprehensive voice and data communications and infrastructure solutions. As a value-added reseller and channel partner of platforms and applications from the industry's top manufacturers—and a provider of our own line of products and services—we design, build and maintain today's complex voice and data networks. Plus we have ISO 9001 certifications, giving you the assurance of quality around the world.

Dedicated to helping you.

As a $1 billion organization delivering services and solutions around the globe, at our core, we are an organization of top technical professionals dedicated to delivering personalized support to help you evaluate your technology options and implement the right voice communications, data infrastructure and products to achieve your objectives.

Serving you locally and globally.

With the largest footprint in the industry, Black Box can serve you whether you have one office or a global enterprise. Headquartered near Pittsburgh, PA, Black Box maintains 194 offices and serves 141 countries. We have more than 175,000 clients in every major sector from government and education to manufacturing and transportation.



CRN (*VARBusiness*) names Black Box one of the Top 100 IT Solution Providers.

For the eighth year in a row, Black Box was named one of the Top 100 IT Solution Providers in *VARBusiness* magazine's 2009 VAR 500. The compilation is the definitive list of the latest IT solution providers, system integrators, IT consultants and services companies with headquarters in North America.

Voice Communications



Comprehensive solutions with uncompromising support.

Count on Black Box Network Services to deliver the latest innovations from the industry's top manufacturers.

Put the world's largest independent provider of voice communications services on your team. With an unmatched portfolio from today's leading manufacturers and an extensive offering of maintenance services, we can deliver comprehensive solutions for clients of every size and industry.

Unified Communications & Collaboration | Bring your many communications functions together to better serve your customers and your employees.

VoIP | Converge your voice and data traffic onto your IP network for improved efficiency, cost savings and application enablement.

Traditional Telephony | Maximize the performance of your telephony system with solutions ranging from legacy platforms to cutting-edge technologies.

Maintenance Services | Get peace of mind with a comprehensive maintenance service plan.

Contact Centers | Turn your contact center into a dynamic, IP-based environment.

Network Security | Safeguard your network and your company's assets with a fully integrated security solution.

Managed Services | Simplify complex communications with blended on-site and remote services as well as Communications as a Service (CaaS), including fully hosted offerings.

Mobility | Cut the desktop wires but keep employees connected to your customers and to each other.

Messaging | Enable your employees to stay connected and access all messages—voice, fax and e-mail—through a single user interface.

Black Box is a Platinum-Certified Avaya® Channel Partner

Black Box has been upgraded to a Platinum-level channel partner for Avaya, the highest channel partner level, following a rigorous certification process.



724-746-5500

Black Box can offer you an unmatched portfolio of technology platforms and applications from today's leading manufacturers and the expertise backed by more than 2,000 certifications.

Find the right solution and partner for your business.

	Unified Communications & Collaboration	VoIP	Traditional Telephony	Contact Centers	Network Security	Managed Services	Mobility	Messaging
AASTRA	•	•	•	•	—	—	•	•
ALCATEL	•	•	•	•	•	•	•	•
Aspect	•	•	•	•	—	—	—	—
AVAYA Business Partner Platinum	•	•	•	•	•	—	•	•
AVST	•	—	—	—	—	—	•	•
Cisco Partner Gold Certified	•	•	•	•	•	—	•	•
COMVIEW	•	•	—	•	—	—	•	•
Convergys Outthinking Outdoing	•	•	—	•	—	—	—	•
MITEL	•	•	•	•	•	—	•	•
NEC	•	•	•	•	•	—	•	•
pathSolutions	—	•	—	—	—	•	—	—
POLYCOM	—	—	—	—	—	—	•	—
ShoreTel	•	•	—	•	—	—	•	•
SIEMENS	•	•	•	•	•	—	•	•
SYMMETRICS	—	—	—	•	—	—	—	—
TOSHIBA Leading Innovation >>>	•	•	•	•	—	—	•	•

Partners and people you can trust.

Voice Communications

Bringing it all together.

Objective advice.
The right voice communications technologies.
Comprehensive maintenance services.
Extensive experience and support.



Our objective approach, breadth and depth of capabilities, years of experience and unmatched expertise make Black Box Network Services the right voice communications partner.

An objective approach.

Because we are an independent provider, you'll receive a solution using world-class technologies from leading manufacturers. Interoperability is critical, and our vendor-neutral approach keeps us at the forefront of innovation to ensure that you get exactly the right solution for your business.

End-to-end solutions.

Whether you're looking for a traditional telephony system or want the latest in unified communications and collaboration, call Black Box. We offer comprehensive solutions from design, planning and installation through comprehensive maintenance and Day-2 support.

Extensive experience.

Voice communications is our business. We currently maintain more than four million ports for clients of every size and in every major industry. In addition, Black Box techs boast more than 2,000 certifications. Black Box has also attained ISO/IEC 20000-1:2005 (IT Service Management Standard) certification.

24/7 call center support.

Get help when you need it. Our Support Centers handle more than 34,000 calls each month. More than 95% of trouble calls are resolved without manufacturer assistance, and our remote resolution is more than 70%.

Black Box receives Circle of Excellence Award from ShoreTel.

Black Box was recognized by ShoreTel as a Circle of Excellence winner and was awarded first place in its category. The award, based on world-class customer satisfaction and strong revenue achievement, is the highest partner award given by ShoreTel.

The industry's largest footprint.

Whether you need to make connections across town or across the country, Black Box Network Services can help. With 194 offices around the world and voice communications capabilities throughout North America, Black Box has the largest footprint in the industry. No matter where you are, you'll receive the benefit of full-scale Black Box services with the local support you want.

For specific location and contact information, call us at **724-746-5500** or visit **blackbox.com**.

United States

Alabama
Birmingham
Huntsville
Mobile
Montgomery

Arizona
Phoenix
Tempe

California
Culver City
Fontana
Irvine
Redwood City
Sacramento
San Jose

Colorado
Centennial

Connecticut
South Windsor
Wethersfield

Florida
Destin
Ft. Myers
Hialeah
Jacksonville
Miramar
Orlando
Pensacola
Pompano Beach
St. Petersburg
Tallahassee
Tampa

Georgia
Atlanta
Chamblee
Duluth
Roswell

Idaho
Boise
Idaho Falls
Twin Falls

Illinois
Chicago
Countryside

Indiana
Indianapolis

Iowa
Des Moines

Kentucky
Louisville

Louisiana
Baton Rouge
Lafayette
New Orleans

Maryland
Gaithersburg

Massachusetts
Milford
Needham
Worcester

Michigan
Troy
Warren

Minnesota
Brooklyn Park
Minnetonka

Mississippi
Jackson
Ocean Springs

Montana
Billings
Bozeman
Butte
Helena
Kalispell
Missoula

Nebraska
Lincoln

Nevada
Las Vegas

New Hampshire
Manchester

New Jersey
Marlton
Mt. Laurel

New York
Amityville
Islandia
Maspeth
New Rochelle
New York

North Carolina
Cary
Charlotte
Raleigh
Winston-Salem

Ohio
Brecksville
Centerville
Cincinnati
Cleveland
Dayton
Strongsville

Oklahoma
Tulsa

Oregon
Eugene
Portland

Pennsylvania
Blue Bell
Bridgeville
Lafayette Hill
Lawrence
Mechanicsburg
Pittsburgh

South Carolina
Charleston
Greenville
West Columbia

Tennessee
Johnson City
Knoxville
Memphis
Murfreesboro
Nashville

Texas
Arlington
Austin
Carrollton
El Paso
Houston
San Antonio

Virginia
Amherst
Herndon
Sterling

Washington
Kennewick
Renton
Spokane

West Virginia
Huntington

Wisconsin
Waukesha

Canada

Calgary
Edmonton
Markham
Montreal
Richmond
Toronto

Mexico

Puebla Pue
Santa Cruz
Atoyac

Puerto Rico

Hato Rey

In addition to our local offices, we remotely deploy hundreds of technicians strategically throughout the U.S.

Network Operations Centers.

Black Box operates seven centers in the United States:

Amherst, VA
Amityville, NY
Brecksville, OH
Houston, TX
Minnetonka, MN
Murfreesboro, TN
Wethersfield, CT



Voice Communications

Guaranteed budget friendly. Guaranteed performance.

Save on remanufactured and repaired telephones, cards, systems, conference phones and wireless/mobile equipment—all guaranteed to perform.



Black Box Resale Services:

Remanufactured | Repaired | New













ClearOne. interalia AASTRA CORTELCO EXECUTONE

Black Box Resale Services also provides Siemens®, Nortel®, Spectralink® and Aspect Software® products.

Remanufactured telephony equipment—certified and guaranteed | Get a risk-free, *two-year* warranty on most remanufactured products and a five-year warranty on most remanufactured and repaired phones.

Advance repair and replacement program | Our certified technicians fix all major brands and models. Eliminate downtime, too, with our 24-hour advance replacement and five-day repair turnaround programs.

The widest selection | Choose from one of the largest selections anywhere with 15,000 products from all leading manufacturers—in stock and ready to ship.

Go green | Keep equipment that can be repaired and refurbished out of landfills. With our *free* disposal services and Buy Back program, we can help you help the environment and help control unnecessary costs.



Government: serving those who serve.

For more than 30 years, Black Box Network Services has been delivering voice communications solutions, data infrastructure services and networking products to federal, state and local government agencies. Whether your mission is to serve the citizenry, protect our borders or defend our country from threats, both foreign and domestic, we serve those who serve.

Voice Communications

- Complete solutions including evaluation, design, procurement, implementation and maintenance.
- TDM, VoIP and unified communications and collaboration for facility, campus, base, metropolitan and enterprise networks.
- Enterprise/agency-wide unified communications (UC).
- Communications facilities design and implementation.

Data Infrastructure

- Complete network solutions, including planning, design, installation and maintenance of small (<1,000 nodes) to large, campus-based networks (>100,000 nodes).
- Wired and wireless data networks.
- Transport: SONET and Dense Wave Division Multiplexing.
- Passive Optical Networks (PON/GPON).
- Physical layer, inside and outside plant systems.
- Data center solutions built on the best commercial practices.

Networking Products

- More than 118,000 products.
- More than 17,000 products on the GSA Schedule.
- Same-day responses for GSA pricing requests.
- Mil spec packaging where required.
- Kitting to your requirements.
- Smart Bundle™ services for staging.
- Custom products.



GSA Schedule 70
GSA Contract # GS-35F-0158J
Open to all government agencies.
Cage Code: 59951
DUNS# 082254871
Federal ID# 25-1272662

Black Box accepts all government purchasing cards.

WAWF Invoicing.

Black Box GSA listed products are also available on:
- NASA (SEWP IV).
- NETCENTS.

Black Box is awarded second U.S. Army Infrastructure Modernization (IMOD I3MP) project at Ft. Bragg, NC.

This multimillion dollar contract is to upgrade and expand the voice systems at Ft. Bragg and Pope Army Airfield, NC to a unified communications environment for more than 50,000 soldiers and government employees.



Data Infrastructure

End-to-end solutions for all infrastructure types.

Talk to Black Box Network Services for complete start-to-finish services for your data infrastructure.



Black Box Network Services is a leader in infrastructure solutions. We offer a complete portfolio of services for all infrastructure types and network sizes. For new installations, system upgrades and moves/adds/changes, Black Box is the only source you need for planning and design through installation and maintenance.

One call, multiple infrastructure solutions.

Structured Cabling I From design through installation and maintenance, we offer a complete structured cabling solution including a lifetime guarantee.

Data Centers I You know your organization and we know how to design today's complicated data centers. Together we can build an environment that works for you.

Data Networking I Your data network is the backbone of your business. Keep it optimized with a solution including the latest innovations from leading manufacturers and our own Black Box® brand products.

Wired and Wireless I From copper and fiber wired networks to wireless systems, we have the expertise to tackle any network challenge.

Wireless Bridges I Extend the range of your network with a point-to-point wireless bridge. It's a cost-effective solution when laying cable isn't possible.

CATV/Video/Digital Signage I We offer a robust portfolio of solutions to support your CATV, CCTV and digital signage infrastructure needs.

Network Monitoring I Get total visibility of your network to identify and resolve issues quickly.

Technology Deployments I Let us successfully manage and execute your next technology deployment.

Build your network with our worldwide network services.

Why risk working with multiple vendors in multiple locations with multiple results? The solution for worry-free, multisite projects is simple: Black Box Network Services, the company with the largest footprint in the industry. You'll receive seamless project coordination—whether it's for one site or multiple sites around the world. And we'll ensure every site receives the same high-quality design, workmanship and equipment.

Black Box exclusives.

Work with the experts | You'll work with one of the largest staffs of Registered Communications Distribution Designers (RCDDs) and BICSI-trained and certified technicians.

Guaranteed-for-life structured cabling | Receive a guaranteed-for-life warranty on your Black Box® brand structured cabling system—from products to performance.

Certification Plus | If Black Box designs and installs your structured cabling system with materials from another vendor, we'll certify and guarantee your network application—for life!

Black Box partnerships.

One call. Multiple solutions. | When you work with Black Box, you work with the best in the business. We partner with all the leading providers to make sure you get the solution that's best for you.

Black Box installs voice, data, wireless and security infrastructures for new Whirlpool warehouses.

"Black Box has saved me countless man-hours and travel for each warehouse startup. Their ability to adjust and adapt to our needs has proved to be an invaluable asset."

Scott M. Smith, Sr. Network Engineer, Whirlpool Corporation



With 194 offices in 141 countries serving 175,000 clients, Black Box can connect your networks locally and globally. For specific locations and contact information for Black Box offices worldwide, go to ***blackbox.com***.

Networking Products

Smart shopping: 118,000+ products, the right prices plus FREE Tech Support.

From simple cables to complex switches and innovative security solutions, you'll find everything you need to complete your network at Black Box Network Services.



Our goal is to be the best in the business—for your business. That means setting the standard for excellence and meeting it every day with the highest quality products at unbeatable prices—all backed by our FREE, live Tech Support.

The building blocks of a world-class network.

Products from A to Z | Find everything you need to expand, upgrade and complete your network from the latest technologies to hard-to-find and legacy products.

New product innovations | Looking for the latest technology? Turn to Black Box for one-of-a-kind, award-winning products in network security, biometric access control, Internet content filtering and bandwidth management, digital signage and space-saving cabling solutions.

Custom products | Have a unique challenge? We'll design a one-of-a-kind solution.

Same-day shipping | We ship 99.96% of all in-stock products the same day. Just order before 5 P.M. E.T. weekdays.

Double Diamond™ Warranty | Your Black Box® brand products are even protected from accidental damage. And many products, such as cables, cabinets, racks and manual switches, are guaranteed for life!

ISO 9001 Certified | Black Box is proud to be ISO certified for 15 consecutive years. We're dedicated to continuous improvement and quality in every service we provide.

Veri-NAC™ receives industry accolades.

SC Magazine awarded the Black Box Veri-NAC™, just introduced in 2009, five stars and named it one of the 20 most influential security products of the last two decades. In addition, *Network Products Guide* named Veri-NAC a 2010 Product Innovation.

The right prices!

Best price guarantee | You probably won't find a lower price elsewhere. But if you do find another manufacturer's product at a lower price than the Black Box® equivalent, provide us with a copy of the competitor's quote and we'll beat it with our own Black Box brand solution! (Certain custom products are excluded.)

Special pricing programs | Ask about discount pricing programs for:

- GSA schedule buyers
- First-time buyers
- Resellers and system integrators
- Educational and healthcare institutions
- Closeouts, clearance and overstocks

FREE, *fast* Tech Support.

Tech Support the way it should be | Product questions? Contact our 24/7 Tech Support at **724-746-5500** or go to **blackbox.com**. It's absolutely FREE—whether you buy or not. And it's *fast*. You'll talk to one of our U.S.-based experts in 20 seconds or less!

Black Box Tech Support: FREE! Live. 24/7.

Great tech support is just 20 seconds away at 724-746-5500 or blackbox.com.

FREE—The advice is absolutely FREE whether you buy or not!

Live—Get direct access to a tech in 20 seconds or less.

24/7—Call our product experts with questions anytime day or night.



Networking Products

You'll get IT at Black Box.

Get it here: 118,000 products.

Get it right: FREE Tech Support.

Get it fast: Same-day shipping.



Black Box Network Services is the industry's source for the latest technology as well as hard-to-find and legacy products. With more than 118,000 selections, you'll find everything you need to take your network from the data center to the desktop.

Cabinets & Racks

- House servers and network equipment.
- Create safe and clean data centers.
- Find enclosures and racks for any size enterprise.
- Control environmental issues such as temperature and humidity.
- Meet standards with cable management.

Cabling

- Find the latest CAT5e/6/6a/7 cable.
- Get guaranteed-for-life performance with ETL-Verified channel solutions.
- Complete your data networks with fiber, video, USB and data comm cables; connectors and infrastructure hardware.

Data Communications

- Communicate in harsh environments.
- Drive data over fiber and copper.
- Set up industrial communications.
- Send data over short runs.
- Set up ISDN, DDS and T1/E1 communications.
- Select modems, modem sharing and accessories.

Digital Signage & Multimedia

- Create dazzling digital signage presentations.
- Build fully integrated multimedia, multiscreen systems.
- Convert, switch, extend and split video.
- Choose solutions for point-of-purchase, hospitality, education, medical, airports, public buildings, trade shows and more.

Interface & Protocol Converters

- Connect incompatible hardware, whether you need interface or protocol conversion.
- Find DIN rail solutions.
- Configure custom solutions.
- Choose from digital I/O and serial cards.
- Convert serial to parallel and vice versa.

KVM ServSwitch™

- Control multiple computers from a single KVM station.
- Mix and control computers from different platforms and manage servers over IP.
- Take command of your servers.
- Choose from KVM switches, extenders, console trays and more.

 blackbox.com



We ship 99.96% of all products the same day!

Find the cutting-edge technology you want at Black Box, including iCOMPEL™ digital signage, Intelli-Pass™ biometric access control, the award-winning Veri-NAC™ network access control, Optinet™ Internet filtering and SpaceGAIN cabling and patch panels.

Networking

- Select from a full range of components ranging from small and medium business (SMB) networks to global enterprise solutions.
- Build wired and wireless networks.
- Find industrial products for extreme conditions.
- Get adaptable solutions to expand networking configurations.

Network Security & Optimization

- Prevent untrusted devices from connecting to your network.
- Control bandwidth costs, reduce Internet threats and increase employee productivity.
- Protect your network with a stateful-inspection firewall.
- Access classified and unclassified networks from one keyboard, video and mouse.

Peripheral Switching & Sharing

- Choose from manual and electronic switches, matrix switches, console port managers and more.
- We build custom switches, too.

Voice Communications

- Choose from leading voice systems.
- Select desktop telephony equipment.
- Save with resale services and equipment.

Power & Surge Protection

- Monitor and remotely control power.
- Guard against power surges, blackouts and other anomalies.
- Choose from a complete line of UPSs.
- Back up critical equipment and supply redundant power.
- Protect data lines.

Remote Monitoring & Security

- Secure your premises with biometric access control using highly reliable multistage fingerprint verification.
- Guard mission-critical IT equipment against threats such as heat, humidity and water.
- Set up sensors and alarms for environmental monitoring.

Testers & Tools

- Diagnose and certify networks.
- Verify fiber and copper runs.
- Troubleshoot cable and equipment.
- Select from our comprehensive line of Black Box® brand and Fluke Networks® products.
- Choose from general-use hand tools and tool sets.

Solution Profiles

Comprehensive Communications and Infrastructure Services

Miami-Dade Aviation Department (MDAD)

Since the mid-1980s, the Miami-Dade Aviation Department (MDAD) has relied on Black Box for its telephony and data infrastructure. Traditional services included voice communications, installation and maintenance of PBX switches, telephones, IT services, data network equipment and cabling and moves/adds/changes (MACs).

Black Box also worked closely with the MDAD to establish a Shared Tenant Services (STS) program offering one-call voice and data network services and support to employees and airport tenants. Black Box installed and still maintains a high-capacity communications system and offers a suite of telecommunications and data services ranging from providing a single telephone port to a complex voice, video and data network, including wireless access.

When the MDAD decided to establish a first-class Network Operations Center (NOC) and 24/7 Help Desk supporting the Miami International, Kendall-Tamiami Executive, Opa-Locka and Homestead airports, they selected Black Box. We worked closely with MDAD to redesign the NOC and Help Desk to incorporate the latest technologies and procedures using industry best practices. Black Box now provides Tier 1 service at MIA and operates the 24/7 NOC with a staff of more than 50 on-site technicians and engineers. Black Box also dispatches on-site 24/7 2nd and 3rd tier support.

In February 2009, Black Box achieved ISO/IEC 20000-1:2005 certification for its IT services at the Miami International Airport. This marks the first time Black Box has received this certification. More importantly, under Black Box's IT management, the airport is the first in the United States to follow the IT Infrastructure Library best practices.

"The Black Box team is an integral part of the day-to-day operations at MIA. They understand what we need to run smoothly and our two teams work seamlessly as one."

Maurice Jenkins, Director, Information Systems and Telecommunications Division, Miami-Dade Aviation Department



Voice/Data Cabling Infrastructure

Novant Health: Forsyth Medical Center

Black Box's relationship with Forsyth Medical Center, part of Novant Health, began in the early 1990s. The company needed a reliable, high-quality service provider for routine moves, adds and changes (MACs). Because of the large volume of day-to-day MAC work and cabling maintenance, Black Box stationed one to two technicians on-site.

In the nearly 20 years since that first job, Black Box has installed structured cabling for Forsyth's expanded operations at its hospital, medical center and 40+ off-site clinics.

Recently, Novant Health decided to consolidate multiple administrative offices into one building. The company wanted to renovate the building and completely retrofit its structured cabling system to support its throughput needs well into the future. The solution was a multimode fiber backbone and CAT6 copper horizontal cabling to the desktop. Black Box provided all the cabling as well as the connectivity hardware.

The plan for the renovation included 620 workstations. Normally, this would be scheduled over a four-month period. But, because of contracting schedules, the entire project was fast-tracked and needed to be done within two months.

The plan called for Black Box to remove all existing cabling before installing the new cabling, a daunting task, which more than doubled the difficulty of the job. Additionally, the installation had to be carefully timed according to schedules affecting other crews and service providers in the building.

With thorough planning, Black Box succeeded and managed to actually come in under budget, a bonus for Novant Health and Project Manager, Jeff Driver.

"As the renovation project draws to a close, I wanted to take this opportunity to thank everyone at Black Box involved with the project. As you know, this project was moved to the fast track...Everyone was working on a very short time line. Your staff worked very diligently to meet the expectations of the leaders within Novant Health."

"Also I feel that a strong relationship has developed where Black Box tries to find ways to reduce my expenses for the project, which is greatly appreciated."

"Thanks again for the excellent job done."

Jeff H. Driver, Project Manager, Novant Health

Secure Wireless Networking

Oneida County Hospital

Community-owned Oneida County Hospital in Idaho had implemented a campus-wide wireless solution a few years ago. It connected the main hospital with one of its clinics for videoconferencing, e-mail and Internet traffic. But the hospital was quickly outgrowing its bandwidth capabilities. When the hospital wanted to add a second clinic to the network with more than 25 new users and a new application, Chris Weeks, the IT Manager, knew the already struggling network would be overtaxed. She was under a very tight deadline and wanted to research different options, so she called Black Box.

Black Box had serviced the hospital's telephone system for many years and had a very good working relationship with the hospital staff. So Black Box invited Ms. Weeks to a wireless seminar to learn more about solutions that might fit the hospital's needs. She was impressed and requested a proposal on a high-bandwidth system.

This highly secure wireless solution boasts a 60-GHz narrow antenna beamwidth, and offers enhanced security and interference immunity, 99.999% uptime reliability and HIPAA compliancy. Better yet, the hospital should only experience an estimated five minutes of downtime per year with it.

Just three months later, Black Box installed the wireless system. The technicians tested the equipment the next day and connected it to the hospital network. Everything was finalized by 10:00 a.m. The result: Bandwidth was increased by more than 500%.

"All of my clinic staff...have commented to me already this morning how noticeably faster the network is now, and how pleased they are with the performance," said Ms. Weeks.



"I was very happy with the speed at which Black Box was able to get this solution quoted, ordered and installed, and felt they did a wonderful job of working around all the hospital and clinic activity during the install."

Chris Weeks, IT Manager, Oneida County Hospital

Network Access Control

Lane County Head Start

Mel Stiner, Information Services Manager for Lane County Head Start, is responsible for managing the network and network security at the organization's 19 sites. The network is complex and even includes servers and routers belonging to Internet service providers and third-party tenants.

"Keeping the network secure is critical," explained Mr. Stiner. "An unauthorized device plugging into the network can wreak havoc. For example, someone plugged in an unauthorized router that issued its own IP addresses to different nodes, which brought down all of the printers on the network. We could see on the firewall that something unauthorized was there, but we had no insight into the nature of the security problem or where it was occurring. We literally had to search through the entire network for the physical item causing the security breach."

Over time, the problems were becoming more frequent and harder to trace. Increasingly concerned about network vulnerability, Mr. Stiner decided to look for a solution that would provide real-time actionable information and instantly pinpoint anomalies, incursions and unauthorized access.

Mr. Stiner chose Veri-NAC™ network access control appliances, which allow only authorized devices to access the network. Now, if an untrusted device tries to plug into the network, Veri-NAC automatically locks it out. It also identifies the exact IP address and location of the access attempt, so the IT team can instantly zero in on the source. As a result, for a staff of 300, all network security is now easily handled by just three IT people.

According to Mr. Stiner, the installation was simple, straightforward and fast, with no disruption of network operations.

"Veri-NAC is easy and intuitive to use, and it gives us everything we need in a single product. It tells us when a node is plugged into the net, it alerts us to vulnerabilities so we can solve the problem proactively and—one of the biggest time savers—it weeds out false positives, so we can concentrate on addressing the real issues that arise," commented Mr. Stiner.

"I can't say enough good things about Veri-NAC. We haven't found anything yet that Veri-NAC can't do when it comes to ensuring network security. It's a fantastic product."

Mel Stiner, Information Services Manager, Lane County Head Start

Unified Communications

University of New Mexico

The University of New Mexico (UNM), the flagship higher education institution in the state, boasts 25,000 students, faculty and staff on its Albuquerque campus. The UNM voicemail system is relied upon by almost 10,000 faculty and staff. When the recently upgraded voicemail system began to perform unreliably, a decision was made to replace it quickly.

A UNM team, including Technical Support Analyst and Voicemail Administrator Margaret Krawic, started the search for a new system. The most important requirements were reliability and stability. UNM's entire campus communication uses voicemail extensively, and any system fallibility would be deemed unacceptable. Working with a very aggressive timeline of 10 weeks (instead of four to six months), the UNM team conducted a thorough study of different systems and providers.

UNM chose Black Box Network Services based on the company's ability to complete the project in three months and on its recommendation to use CallXPress®. The UNM team also received excellent references from recent Black Box clients, including New Mexico State University and the City of Phoenix.

Black Box chose this system because it would integrate flawlessly with UNM's existing system. It's a unified communications solution that delivers world-class call processing, voicemail, unified messaging and advanced speech applications. It also enables easy user adoption with no disruption in workflow.

The installation, completed over the long Thanksgiving weekend, went smoothly. On the first business day, the system took almost 48,000 calls with no problems.

"The UNM staff could not have been any easier to work with, and it was a great team effort by all involved to select, purchase and deploy the solution within the 90-day time frame alloted," said Crosby Smith, Black Box Western Region Vice President.

"CallXpress was implemented over a holiday weekend, which meant that on its first full business day in operation, the call volume was exceptionally high. The system didn't miss a beat."

Margaret Krawic, Technical Support Analyst and Voicemail Administrator, University of New Mexico

Digital Signage

A Non-Profit Association in California

A non-profit association in California runs bingo games seven days a week that provide much-needed funding for charities, athletic boosters and community clubs. Because the hall is so active, the hall administrators were constantly rewriting the cardboard ticket information signs for the different clubs. The president of the association knew there had to be a better way and thought an automated laptop slide show might be the answer. So he contacted Kevin Wall of Sound Environments.

Mr. Wall toured the bingo hall. While a slide show was a doable option, he suggested a much more flexible and entertaining solution—iCOMPEL™ Digital Signage. He explained how the digital signage content (ticket information for the different groups) could be loaded and scheduled into the iCOMPEL system depending on the day, the time and the group.

The original plan included six 26" monitors mounted around the hall to display game information. Six monitors soon became 10 monitors. Then, the idea came up to install cameras for live feeds of the bingo ball capture. That led to another 12 monitors, for a total of 22.

The president of the association then saw another way to put iCOMPEL to work for him by contracting with local businesses to run monthly sponsorship ads. This enabled him to expand the system from one iCOMPEL unit to three units. He can now run three sets of ads concurrently around the room, and show the live ball capture and the game information.

Patron reaction to iCOMPEL has been so good that the association is planning to expand it into another room. While iCOMPEL accomplished its original mission of saving time, it has also brought about two unexpected benefits. The first is the technical modernization and visual enhancement in the bingo hall. The second is a new revenue stream the association would have never had with a laptop show.

"I really liked the flexibility of the iCOMPEL system. It has multiple zones and if I want to add live feeds, local news, the time, etc. I can. It's visual entertainment."

Kevin Wall, Sound Environments

Awards and Accolades

Top 100 IT Solution Provider

Black Box was named to *VARBusiness* magazine's (now *CRN* magazine) 2009 VAR 500. For the eighth year in a row, Black Box appears on the list of the Top 100 IT solution providers.

Polycom Voice Communications Reseller of the Year

Black Box was recognized as the Voice Reseller of the Year by Polycom, Inc. for outstanding performance and excellence in meeting customer solution, service and support needs.

Boeing Performance Excellence Award

Issued by the Boeing Company annually, the award recognizes suppliers who have achieved superior performance in quality, delivery and business management.

ShoreTel Circle of Excellence Award

Black Box was recognized as a Circle of Excellence winner and awarded first place by ShoreTel. The award is based on world-class customer satisfaction and strong revenue achievement, and is the highest partner award given by ShoreTel.

Aspect Service Excellence Award for the Third Consecutive Year

For the third year in a row, Black Box Network Services has been honored by Aspect for exceptional service performance. Black Box received the highest satisfaction ratings of any Aspect North American partner for resolving customer issues.

Cisco Customer Satisfaction Excellence Gold Star

For delivering outstanding customer service to customers in the United States, Black Box received a Customer Satisfaction Excellence Gold Star from Cisco.

Veri-NAC and Intelli-Pass Receive Five Stars from *SC Magazine*

SC Magazine, a top magazine for IT security professionals, awarded Veri-NAC™, Black Box's network access control appliance, and Intelli-Pass™, Black Box's biometric access control appliance, five stars in each one of its ratings categories.

Veri-NAC Named One of the 20 Most Influential Security Products

SC Magazine named Veri-NAC one of the 20 most influential security products of the last two decades.

Network Products Guide Names Veri-NAC a 2010 Product Innovation

Network Products Guide, the industry's leading technology research and advisory guide, named Veri-NAC a 2010 Product Innovation in the Network Access Control category.

Optinet Named a 2010 Product Innovation by *Network Products Guide*

Optinet™ was named a 2010 Product Innovation in the Internet Filtering category by *Network Products Guide*.

Award of Excellence for SpaceGAIN from *Cabling Business Magazine*

Cabling Business Magazine gave Black Box's new Patch Panels its Award of Excellence.

Multichannel Merchant Gold Award

For the 14th consecutive year, the *Black Box® Catalog* won top honors in the Computer and High-Tech Equipment category.







NETWORK PRODUCTS GUIDE PRODUCT INNOVATION 2010 ★★★★★

Selected Financial Data

The following tables set forth certain selected historical financial data for Black Box Corporation (the "Company" or "Black Box") for the periods indicated below (in thousands, except for per share amounts). This information should be read in conjunction with the Company's consolidated financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report. Data Services and Voice Services (both as defined below) may collectively be referred to as "On-Site services."

Fiscal	2010	2009	2008	2007	2006
Statements of Income					
Revenues					
Hotline products	$ 180,296	$ 209,793	$ 235,314	$ 222,903	$ 213,946
On-Site services	781,097	789,755	781,428	793,407	507,389
Total	961,393	999,548	1,016,742	1,016,310	721,335
Cost of sales					
Hotline products	93,636	108,561	122,011	113,780	108,220
On-Site services	532,376	533,807	528,111	528,541	330,765
Total	626,012	642,368	650,122	642,321	438,985
Gross profit	335,381	357,180	366,620	373,989	282,350
Selling, general & administrative expenses	257,136	266,387	275,309	290,355	222,201
Intangibles amortization	15,202	10,790	6,679	10,285	4,999
Operating income	63,043	80,003	84,632	73,349	55,150
Interest expense (income), net	8,882	10,279	21,298	18,407	9,123
Other expenses (income), net	(166)	561	(197)	42	36
Income before provision for income taxes	54,327	69,163	63,531	54,900	45,991
Provision for income taxes	19,824	23,854	24,298	19,291	15,221
Net income	$ 34,503	$ 45,309	$ 39,233	$ 35,609	$ 30,770
Basic earnings per share	$ 1.97	$ 2.59	$ 2.23	$ 2.03	$ 1.79
Diluted earnings per share	$ 1.97	$ 2.59	$ 2.22	$ 2.00	$ 1.75
Dividends declared per common share	$ 0.24	$ 0.24	$ 0.24	$ 0.24	$ 0.24
Balance Sheet Data *(at end of period)*:					
Working capital[1]	$ 126,585	$ 130,209	$ 134,031	$ 117,059	$ 99,669
Total assets	1,125,364	1,136,488	1,073,851	1,090,091	815,412
Long-term debt	210,873	249,260	195,904	238,194	122,673
Total debt	211,834	250,657	197,293	238,880	123,722
Stockholders' equity	689,994	647,299	640,274	599,696	552,991

(1) Working capital is computed as current assets minus current liabilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion and analysis for the fiscal years ended March 31, 2010, 2009 and 2008 as set forth below in this Annual Report should be read in conjunction with the consolidated financial statements of Black Box, including the related notes. The Company's fiscal year ends on March 31. References to "Fiscal Year" or "Fiscal" mean the Company's fiscal year ended March 31 for the year referenced. All dollar amounts are presented in thousands except for per share amounts or unless otherwise noted.

The Company

Black Box is a leading dedicated network infrastructure services provider. Black Box offers one-source network infrastructure services for communications systems. The Company's services offerings include design, installation, integration, monitoring and maintenance of voice, data and integrated communications systems. The Company's primary services offering is voice solutions ("Voice Services"); the Company also offers premise cabling and other data-related services and products ("Data Services"). The Company provides 24/7/365 technical support for all of its solutions which encompass all major voice and data product manufacturers as well as 118,000 network infrastructure products ("Hotline products") that it sells through its catalog and Internet Web site (such catalog and Internet Web site business, together with technical support for such business, being referred to as "Hotline Services") and its On-Site services offices. As of March 31, 2010, the Company had more than 3,000 professional technical experts in 194 offices serving more than 175,000 clients in 141 countries throughout the world. Founded in 1976, Black Box operates subsidiaries on five continents and is headquartered near Pittsburgh in Lawrence, Pennsylvania.

With respect to Voice Services, the Company's revenues are primarily generated from the sale and/or installation of new voice communication systems, the maintenance of voice communication systems and moves, adds and changes ("MAC work") as customers' employees change locations or as customers move or remodel their physical space. The Company's diverse portfolio of product offerings allows it to service the needs of its customers which it believes is a unique competitive advantage. With respect to the sale of new voice communication systems, most significant orders are subject to competitive bidding processes and, generally, competition can be significant for such new orders. The Company is continually bidding on new projects to replace projects that are completed. New voice communication system orders often generate a maintenance agreement to maintain the voice communication system which generally ranges from 1-3 years for commercial clients and 3-5 years for government clients. Sales of new voice communication systems and, to a lesser extent, MAC work, is dependent upon general economic growth and the Company's customers' capital spending. On the other hand, revenues from maintenance contracts generally are not dependent on the economy as customers seek to extend the life of their existing equipment and delay capital spending on new voice communication systems. The Company also has government contracts which generate significant revenues and are not as dependent on the overall economic environment as commercial customers. Maintenance and MAC work revenues also are dependent upon the Company's history and relationship with its customers and its long track record of providing high-quality service.

Similarly, the Company's revenues for Data Services are generated from the installation or upgrade of data networks and MAC work. The installation of new data networks is largely dependent upon commercial employment and building occupancy rates. Installed data networks, however, may need to be upgraded in order to provide for larger, faster networks to accommodate the growing use of network technology. Additionally, Data Services projects can include MAC work, similar to Voice Services projects, which is dependent on economic factors that are the same as those factors discussed above in relation to the Voice Services business.

There is and has been a trend toward convergence of voice and data networks. Since the Company has technical expertise in both of these areas, the Company believes that this is a competitive advantage. Both the Voice Services and Data Services businesses generate backlog. At March 31, 2010, the Company's backlog, defined as expected revenue related to executed client purchase orders or contracts that are estimated to be complete within 180 days, was approximately $203,000.

The Company generates Hotline Services revenues from the sale of more than 118,000 products through its catalog, Internet Web site and the Company's On-Site services offices. The sale of these products is a highly fragmented and competitive business. The Company has been in this business for over 30 years and has developed a reputation for providing high quality products, free 24/7/365 technical support, comprehensive warranties and rapid order fulfillment. With an average order size of less than $1, the Company's Hotline Services is less impacted by capital spending and more so on general IT spending. The Company's Hotline Services business provides additional distribution and support capabilities along with access to Black Box branded products to both the Data Services and Voice Services businesses which provides cost benefits.

The Company services a variety of customers within most major industries, with the highest concentration in government, business services, technology, retail, healthcare and manufacturing. Factors that impact those verticals, therefore, could have an impact on the Company. While the Company generates most of its revenues in North America, the Company also generates revenues from around the world, primarily Europe, so that factors that impact the European market could impact the Company.

Company Management ("Management") strives to develop extensive and long-term relationships with high-quality customers as management believes that satisfied customers will demand quality services and product offerings even in economic downturns.

Management is presented with and reviews revenues and operating income by geographical segment. In addition, revenues and gross profit information by service type are provided herein for purposes of further analysis.

The Company has completed several acquisitions from April 1, 2007 through March 31, 2010 that have had an impact on the Company's consolidated financial statements and, more specifically, North America Voice Services and North America Data Services for the periods under review. Fiscal 2010 acquisitions include (i) Quanta Systems, LLC ("Quanta") and (ii) CBS Technologies Corp. ("CBS"). Fiscal 2009 acquisitions include (i) UCI Communications LLC ("UCI"), (ii) Mutual Telecom Services Inc. ("MTS"), (iii) ACS Communications, Inc. ("ACS"), (iv) Network Communications Technologies, Inc. ("NCT") and (v) Scottel Voice & Data, Inc. ("Scottel"). Fiscal 2008 acquisitions include (i) B & C Telephone, Inc. ("B&C") and (ii) BellSouth Communication Systems, LLC d/b/a AT&T Communication Systems Southeast's ("AT&T") NEC TDM voice CPE business line in AT&T's southeast region ("AT&T's southeast NEC TDM business"). The acquisitions noted above are collectively referred to as the "Acquired Companies." References to the Acquired Companies within our comparison of Fiscal 2010 and Fiscal 2009 are intended to describe the Acquired Companies from April 1, 2008 through March 31, 2010. References to the Acquired Companies within our comparison of Fiscal 2009 and Fiscal 2008 are intended to describe the Acquired Companies from April 1, 2007 through March 31, 2009. The results of operations of the Acquired Companies are included within the Company's Consolidated Statements of Income beginning on their respective acquisition dates.

The Company incurs certain expenses (*i.e.*, expenses incurred as a result of certain acquisitions) that it excludes when evaluating the continuing operations of the Company. The following table is included to provide a schedule of the past, current and an estimate of these future expenses based on information available to the Company as of March 31, 2010.

Fiscal	2008	2009	2010	2011	2012	Thereafter
Selling, general & administrative expenses						
Asset write-up depreciation expense on acquisitions	$ 2,178	$ 1,888	$ 476	$ —	$ —	$ —
Intangibles amortization						
Amortization of intangible assets on acquisitions	6,501	10,671	15,150	11,758	10,974	73,405
Total	**$ 8,679**	**$ 12,559**	**$ 15,626**	**$ 11,758**	**$ 10,974**	**$ 73,405**

The following table is included to provide a schedule of an estimate of these expenses for Fiscal 2011 (by quarter) based on information available to the Company through March 31, 2010.

	1Q11	2Q11	3Q11	4Q11	FY11
Selling, general & administrative expenses					
Asset write-up depreciation expense on acquisitions	$ —	$ —	$ —	$ —	$ —
Intangibles amortization					
Amortization of intangible assets on acquisitions	3,091	3,051	2,808	2,808	11,758
Total	**$ 3,091**	**$ 3,051**	**$ 2,808**	**$ 2,808**	**$ 11,758**

The following table provides information on Revenues and Operating income by reportable geographic segment (North America, Europe and All Other). The table below should be read in conjunction with the following discussions.

Fiscal	2010		2009		2008	
	$	% of total revenue	$	% of total revenue	$	% of total revenue
Revenues						
North America	$ 829,233	86.3%	$ 838,871	83.9%	$ 837,402	82.3%
Europe	99,502	10.3%	121,839	12.2%	138,927	13.7%
All Other	32,658	3.4%	38,838	3.9%	40,413	4.0%
Total	**$ 961,393**	**100%**	**$ 999,548**	**100%**	**$ 1,016,742**	**100%**
Operating income						
North America	$ 47,623		$ 61,651		$ 57,964	
% of North America revenues	5.7%		7.3%		6.9%	
Europe	$ 10,148		$ 12,548		$ 19,278	
% of Europe revenues	10.2%		10.3%		13.9%	
All Other	$ 5,272		$ 5,804		$ 7,390	
% of All Other revenues	16.1%		14.9%		18.3%	
Total	**$ 63,043**	**6.6%**	**$ 80,003**	**8.0%**	**$ 84,632**	**8.3%**

The following table provides information on Revenues and Gross profit by service type (Data Services, Voice Services and Hotline Services). The table below should be read in conjunction with the following discussions.

Fiscal	2010		2009		2008	
	$	% of total revenue	$	% of total revenue	$	% of total revenue
Revenues						
Data Services	$ 187,535	19.5%	$ 191,436	19.2%	$ 194,454	19.1%
Voice Services	593,562	61.7%	598,319	59.8%	586,974	57.7%
Hotline Services	180,296	18.8%	209,793	21.0%	235,314	23.2%
Total	**$ 961,393**	**100%**	**$ 999,548**	**100%**	**$ 1,016,742**	**100%**
Gross profit						
Data Services	$ 51,048		$ 55,407		$ 57,747	
% of Data Services revenues	27.2%		28.9%		29.7%	
Voice Services	$ 197,673		$ 200,541		$ 195,570	
% of Voice Services revenues	33.3%		33.5%		33.3%	
Hotline Services	$ 86,660		$ 101,232		$ 113,303	
% of Hotline Services revenues	48.1%		48.3%		48.1%	
Total	**$ 335,381**	**34.9%**	**$ 357,180**	**35.7%**	**$ 366,620**	**36.1%**

The Company's distribution agreement with Avaya, Inc. ("Avaya") terminated on September 8, 2007. This event did not have a material impact on the Company's operating results during Fiscal 2009 or Fiscal 2008. On November 20, 2009, however, the Company announced that it was awarded a new distribution agreement with Avaya which enables it to design, install and maintain Avaya's state-of-the-art business communications systems.

Fiscal 2010 Compared To Fiscal 2009

Total Revenues

Total revenues for Fiscal 2010 were $961,393, a decrease of 4% compared to total revenues for Fiscal 2009 of $999,548. The Acquired Companies contributed incremental revenue of $161,707 and $75,862 for Fiscal 2010 and Fiscal 2009, respectively. Excluding the effects of the acquisitions and the negative exchange rate impact of $930 in Fiscal 2010 relative to the U.S. dollar, total revenues would have decreased 13% to $800,616 for Fiscal 2010 from $923,686 for Fiscal 2009 for the reasons discussed below.

Revenues by Geography

North America

Revenues in North America for Fiscal 2010 were $829,233, a decrease of 1% compared to total revenues for Fiscal 2009 of $838,871. The Acquired Companies contributed incremental revenue of $161,707 and $75,862 for Fiscal 2010 and Fiscal 2009, respectively. Excluding the effects of the acquisitions and the positive exchange rate impact of $635 in Fiscal 2010 relative to the U.S. dollar, North American revenues would have decreased 13% to $666,891 for Fiscal 2010 from $763,009 for Fiscal 2009. The Company believes that this decrease is primarily due to weaker general economic conditions that affected client demand across all services segments partially offset by an increase in client demand from its federal government clients.

Europe

Revenues in Europe for Fiscal 2010 were $99,502, a decrease of 18% compared to revenues for Fiscal 2009 of $121,839. Excluding the negative exchange rate impact of $2,863 in Fiscal 2010 relative to the U.S. dollar, Europe revenues would have decreased 16% to $102,365 for Fiscal 2010 from $121,839 for Fiscal 2009. The Company believes the decrease is primarily due to weaker general economic conditions that affected client demand for its Data Services and Hotline Services.

All Other

Revenues for All Other for Fiscal 2010 were $32,658, a decrease of 16% compared to revenues for Fiscal 2009 of $38,838. Excluding the positive exchange rate impact of $1,298 in Fiscal 2010 relative to the U.S. dollar, All Other revenues would have decreased 19% to $31,360 for Fiscal 2010 from $38,838 for Fiscal 2009.

Revenue by Service Type

Data Services

Revenues from Data Services for Fiscal 2010 were $187,535, a decrease of 2% compared to revenues for Fiscal 2009 of $191,436. The Acquired Companies contributed incremental revenue of $55,474 and $27,603 for Fiscal 2010 and Fiscal 2009, respectively. Excluding the effects of the acquisitions and the negative exchange rate impact of $1,216 in Fiscal 2010 relative to the U.S. dollar for its international Data Services, Data Service revenues would have decreased 19% to $133,277 for Fiscal 2010 from $163,833 for Fiscal 2009. The Company believes this decrease is primarily due to weaker general economic conditions that affected client demand for these services.

Voice Services

Revenues from Voice Services for Fiscal 2010 were $593,562, a decrease of 1% compared to revenues for Fiscal 2009 of $598,319. The Acquired Companies contributed incremental revenue of $106,233 and $48,259 for Fiscal 2010 and Fiscal 2009, respectively. Excluding the effects of the acquisitions, Voice Services revenues would have decreased 11% to $487,329 for Fiscal 2010 from $550,060 for Fiscal 2009. The Company believes this decrease is primarily due to weaker general economic conditions that affected client demand for its commercial clients partially offset by an increase in client demand from its federal government clients. There was no exchange rate impact on Voice Services revenues as all of the Company's Voice Services revenues are denominated in U.S. dollars.

Hotline Services

Revenues from Hotline Services for Fiscal 2010 were $180,296, a decrease of 14% compared to revenues for Fiscal 2010 of $209,793. Excluding the positive exchange rate impact of $286 in Fiscal 2010 relative to the U.S. dollar for its international Hotline Services, Hotline Service revenues would have decreased 14% to $180,010 for Fiscal 2010 from $209,793 for Fiscal 2009. The Company believes this decrease is primarily due to weaker general economic conditions that affected client demand for these products and services.

Gross profit

Gross profit dollars for Fiscal 2010 were $335,381, a decrease of 6% compared to gross profit dollars for Fiscal 2009 of $357,180. Gross profit as a percent of revenues for Fiscal 2010 was 34.9%, a decrease of 0.8% compared to gross profit as a percentage of revenues for Fiscal 2009 of 35.7%. The Company believes the percent decrease was due primarily to the impact of lower margin projects and continued pricing pressures in its Data Services segment and product mix in its Hotline Services segment. The dollar decrease is primarily due to the decrease in revenues which is discussed above.

Gross profit dollars for Data Services for Fiscal 2010 were $51,048, or 27.2% of revenues, compared to gross profit dollars for Fiscal 2009 of $55,407, or 28.9% of revenues. Gross profit dollars for Voice Services for Fiscal 2010 were $197,673, or 33.3% of revenues, compared to gross profit dollars for Fiscal 2009 of $200,541, or 33.5% of revenues. Gross profit dollars for Hotline Services for Fiscal 2010 were $86,660, or 48.1% of revenues, compared to gross profit dollars for Fiscal 2009 of $101,232, or 48.3% of revenues. Please see the preceding paragraph for the analysis of gross profit variances by segment.

Selling, general & administrative expenses

Selling, general & administrative expenses for Fiscal 2010 were $257,136, a decrease of $9,251 compared to Selling, general & administrative expenses for Fiscal 2009 of $266,387. Selling, general & administrative expenses as a percent of revenue were 26.7% for Fiscal 2010 and Fiscal 2009. The decrease in Selling, general & administrative expense dollars over the prior year was primarily due to the Company's continued effort to right-size the organization and more properly align the expense structure with anticipated revenues and changing market demand for its solutions and services partially offset by increases in historical stock option review costs of $3,470 (including $3,992 in connection with the settlement of a shareholder derivative lawsuit and matters related to the Company's review of its historical stock option practices), $2,850 in connection with the previously-disclosed matter with the United States General Services Administration and non-cash stock-based compensation expense of $3,733.

Intangibles amortization

Intangibles amortization for Fiscal 2010 was $15,202, an increase of $4,412 compared to Intangible amortization for Fiscal 2009 of $10,790. The increase was primarily attributable to the addition of intangible assets from acquisitions completed subsequent to the third quarter of Fiscal 2009 partially offset by the amortization run-out for certain intangible assets.

Operating income

As a result of the foregoing, Operating income for Fiscal 2010 was $63,043, or 6.6% of revenues, a decrease of $16,960 compared to Operating income for Fiscal 2009 of $80,003, or 8.0% of revenues.

Interest expense (income), net

Net interest expense for Fiscal 2010 was $8,882, or 0.9% of revenues, compared to net interest expense for Fiscal 2009 of $10,279, or 1.0% of revenues. The Company's interest-rate swaps (as defined below) contributed gains of $65 and $974 for Fiscal 2010 and Fiscal 2009, respectively, due to the change in fair value. Excluding the effect of the interest-rate swaps, net interest expense would have decreased $2,306 from $11,253, or 1.1% of revenues, to $8,947, or 0.9% of revenues. This decrease in net interest expense is due to a decrease in the weighted-average interest rate to 1.4% for Fiscal 2010 from 3.3% for Fiscal 2009 partially offset by an increase in the weighted-average outstanding debt to $246,545 for Fiscal 2010 from $237,991 for Fiscal 2009. The decrease in the weighted-average interest rate is due primarily to the overall decline in short-term interest rates.

Provision for income taxes

The tax provision for Fiscal 2010 was $19,824, an effective tax rate of 36.5%. This compares to the tax provision for Fiscal 2009 of $23,854, an effective tax rate of 34.5%. The tax rate for Fiscal 2010 was higher than Fiscal 2009 primarily due to a reversal in the prior year of previously-recorded expense related to a potential disallowed deduction under Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Code"), the current year reversal of valuation allowances for certain foreign net operating losses offset by the current year's increase to uncertain income tax positions and the impact of currency exchange on previously-taxed foreign income. The Company anticipates that its deferred tax asset is realizable in the foreseeable future.

Net income

As a result of the foregoing, Net income for Fiscal 2010 was $34,503, or 3.6% of revenues, compared to Net income for Fiscal 2009 of $45,309, or 4.5% of revenues.

Fiscal 2009 Compared To Fiscal 2008

Total Revenues

Total revenues for Fiscal 2009 were $999,548, a decrease of 2% compared to total revenues for Fiscal 2008 of $1,016,742. The Acquired Companies contributed incremental revenue of $93,706 and $7,176 for Fiscal 2009 and Fiscal 2008, respectively. Excluding the effects of the acquisitions and the negative exchange rate impact of $6,526 in Fiscal 2009 relative to the U.S. dollar, total revenues would have decreased 10% to $912,368 for Fiscal 2009 from $1,009,566 for Fiscal 2008 for the reasons discussed below.

Revenues by Geography

North America

Revenues in North America for Fiscal 2009 were $838,871, nearly equivalent to revenues for Fiscal 2008 of $837,402. The Acquired Companies contributed incremental revenue of $93,706 and $7,176 for Fiscal 2009 and Fiscal 2008, respectively. Excluding the effects of the acquisitions and the negative exchange rate impact of $2,009 in Fiscal 2009 relative to the U.S. dollar, North American revenues would have decreased 10% to $747,174 for Fiscal 2009 from $830,226 for Fiscal 2008. The Company believes that this decrease is primarily due to an approximately $26,000 decrease of Voice Services revenues related to the previously-disclosed termination in Fiscal 2008 of the Company's distribution agreement with Avaya, an approximately $14,000 decrease of Voice Services revenues related to the expected post-merger client attrition from the USA Commercial operations of NextiraOne and weaker general economic conditions that affected client demand for Data Services and Hotline Services.

Europe

Revenues in Europe for Fiscal 2009 were $121,839, a decrease of 12% compared to revenues for Fiscal 2008 of $138,927. Excluding the negative exchange rate impact of $5,799 in Fiscal 2009 relative to the U.S. dollar, Europe revenues would have decreased 8% to $127,638 for Fiscal 2009 from $138,927 for Fiscal 2008. The Company believes the decrease is primarily due to weaker general economic conditions that affected client demand for its Hotline Services.

All Other

Revenues for All Other for Fiscal 2009 were $38,838, a decrease of 4% compared to revenues for Fiscal 2008 of $40,413. Excluding the positive exchange rate impact of $1,282 in Fiscal 2009 relative to the U.S. dollar, All Other revenues would have decreased 7% to $37,556 for Fiscal 2009 from $40,413 for Fiscal 2008.

Revenue by Service Type

Data Services

Revenues from Data Services for Fiscal 2009 were $191,436, a decrease of 2% compared to revenues for Fiscal 2008 of $194,454. The Acquired Companies contributed incremental revenue of $27,603 and $0 for Fiscal 2009 and Fiscal 2008, respectively. Excluding the effects of the acquisitions and the negative exchange rate impact of $4,658 in Fiscal 2009 relative to the U.S. dollar for its international Data Services, Data Service revenues would have decreased 13% to $168,491 for Fiscal 2009 from $194,454 for Fiscal 2008. The Company believes this decrease is primarily due to weaker general economic conditions that affected client demand for these services in its North American segment.

Voice Services

Revenues from Voice Services for Fiscal 2009 were $598,319, an increase of 2% compared to revenues for Fiscal 2008 of $586,974. The Acquired Companies contributed incremental revenue of $66,103 and $7,176 for Fiscal 2009 and Fiscal 2008, respectively. Excluding the effects of the acquisitions, Voice Services revenues would have decreased 8% to $532,216 for Fiscal 2009 from $579,798 for Fiscal 2008. The Company believes that this decrease is primarily due to an approximately $26,000 decrease of Voice Services revenues related to the previously-disclosed termination in Fiscal 2008 of the Company's distribution agreement with Avaya and an approximately $14,000 decrease of Voice Services revenues related to the expected post-merger client attrition from the USA Commercial operations of NextiraOne. There was no exchange rate impact on Voice Services revenues as all of the Company's Voice Services revenues are denominated in U.S. dollars.

Hotline Services

Revenues from Hotline Services for Fiscal 2009 were $209,793, a decrease of 11% compared to revenues for Fiscal 2008 of $235,314. Excluding the negative exchange rate impact of $1,868 in Fiscal 2009 relative to the U.S. dollar for its international Hotline Services, Hotline Service revenues would have decreased 10% to $211,661 for Fiscal 2009 from $235,314 for Fiscal 2008. The Company believes this decrease is primarily due to weaker general economic conditions that affected client demand for these services.

Gross profit

Gross profit dollars for Fiscal 2009 were $357,180, a decrease of 3% compared to gross profit dollars for Fiscal 2008 of $366,620. Gross profit as a percent of revenues for Fiscal 2009 was 35.7%, a decrease of 0.4% compared to gross profit as a percentage of revenues for Fiscal 2008 of 36.1%. The Company believes the dollar and percent decrease was due primarily to the impact of pricing pressures in its Data Services segment and revenue mix between its services offerings.

Gross profit dollars for Data Services for Fiscal 2009 were $55,407, or 28.9% of revenues, compared to gross profit dollars for Fiscal 2008 of $57,747, or 29.7% of revenues. Gross profit dollars for Voice Services for Fiscal 2009 were $200,541, or 33.5% of revenues, compared to gross profit dollars for Fiscal 2008 of $195,570, or 33.3% of revenues. Gross profit dollars for Hotline Services for Fiscal 2009 were $101,232, or 48.3% of revenues, compared to gross profit dollars for Fiscal 2008 of $113,303, or 48.1% of revenues. Please see the preceding paragraph for the analysis of gross profit variances by segment.

Selling, general & administrative expenses

Selling, general & administrative expenses for Fiscal 2009 were $266,387, a decrease of $8,922 compared to Selling, general & administrative expenses for Fiscal 2008 of $275,309. Selling, general & administrative expenses as a percent of revenue for Fiscal 2009 were 26.7% compared to 27.1% for Fiscal 2008. The decrease in Selling, general & administrative expense dollars and Selling, general & administrative expenses as a percent of revenue over the prior year was primarily due to the Company's continued effort to right-size the organization and more properly align the expense structure with anticipated revenues and changing market demand for its solutions and services and $1,524 of historical stock option granting practices investigation costs and expenses as a result of measures taken by the Company to address the application of Section 409A of the Code incurred during Fiscal 2008 for which there was no comparable expense during Fiscal 2009.

Intangibles amortization

Intangibles amortization for Fiscal 2009 was $10,790, an increase of $4,111 compared to Intangible amortization for Fiscal 2008 of $6,679. The increase was primarily attributable to the addition of intangible assets from acquisitions completed subsequent to the fourth quarter of Fiscal 2008 partially offset by the amortization run-out for certain intangible assets.

Operating income

As a result of the foregoing, Operating income for Fiscal 2009 was $80,003, or 8.0% of revenues, a decrease of $4,629 compared to Operating income for Fiscal 2008 of $84,632, or 8.3% of revenues.

Interest expense (income), net

Net interest expense for Fiscal 2009 was $10,279, or 1.0% of revenues, compared to net interest expense for Fiscal 2008 of $21,298, or 2.1% of revenues. The Company's interest-rate swap contributed a gain of $974 and a loss of $4,576 for Fiscal 2009 and Fiscal 2008, respectively, due to the change in fair value. Excluding the effect of the interest-rate swap, net interest expense would have decreased $5,469 from $16,722, or 1.6% of revenues, to $11,253, or 1.1% of revenues. This decrease in net interest expense is due to a decrease in the weighted-average outstanding debt and weighted-average interest rate to $237,991 and 3.3%, respectively, for Fiscal 2009 from $242,418 and 6.2%, respectively, for Fiscal 2008.

Provision for income taxes

The tax provision for Fiscal 2009 was $23,854, an effective tax rate of 34.5%. This compares to the tax provision for Fiscal 2008 of $24,298, an effective tax rate of 38.2%. The tax rate for Fiscal 2009 was lower than Fiscal 2008 due primarily to a reversal of previously-recorded expense related to a potential disallowed deduction under Section 162(m) and the expected write-off of deferred tax assets related to stock-based compensation expense during Fiscal 2008 partially offset by increases to uncertain income tax positions and increased valuation allowances for certain foreign net operating losses. The Company anticipates that its deferred tax asset is realizable in the foreseeable future.

Net income

As a result of the foregoing, Net income for Fiscal 2009 was $45,309, or 4.5% of revenues, compared to Net income for Fiscal 2008 of $39,233, or 3.9% of revenues.

Liquidity and Capital Resources

Cash Flows from Operating Activities

Net cash provided by operating activities during Fiscal 2010 was $61,948. Significant factors contributing to the source of cash were: net income of $34,503 inclusive of non-cash charges of $22,923 and $6,775 for amortization / depreciation expense and stock compensation expense, respectively, as well as decreases in net inventory of $5,709 and net trade accounts receivable of $21,780 and increases in accrued taxes of $2,539 and accrued compensation and benefits of $2,426. Significant factors contributing to a use of cash include decreases in trade accounts payable, billings in excess of costs and restructuring reserves of $13,902, $4,641 and $5,161, respectively, and an increase in costs in excess of billings of $12,815. Changes in the above accounts are based on average Fiscal 2010 exchange rates.

Net cash provided by operating activities during Fiscal 2009 was $71,566. Significant factors contributing to the source of cash were: Net income of $45,309 inclusive of non-cash charges of $20,722 for amortization / depreciation expense and $3,042 for stock compensation expense, as well as decreases in net inventory of $11,455, net trade accounts receivable of $26,279 and the deferred tax provision of $5,705 and increases in accrued compensation and benefits of $9,024. Significant factors contributing to a use of cash include decreases in trade accounts payable, accrued expenses, restructuring reserves, billings in excess of costs, accrued taxes and deferred revenue of $8,385, $10,577, $2,264, $5,300, $8,049 and $2,429, respectively. Changes in the above accounts are based on average Fiscal 2009 exchange rates.

Net cash provided by operating activities for Fiscal 2008 was $81,121. Significant factors contributing to the source of cash were: Net income of $39,233 inclusive of non-cash charges of $17,737, $3,217 and $4,576 for amortization / depreciation expense, stock compensation expense and the change in fair value of interest-rate swap, respectively, and decreases in the deferred tax provision of $11,693, net inventory of $7,829, prepaid and other assets of $9,369, net trade accounts receivable of $4,852 and costs in excess of billings of $2,959. Significant factors contributing to a use of cash were: decreases in accrued expenses and restructuring reserves of $10,973 and $6,860, respectively, and a decrease in trade accounts payable of $5,363. Changes in the above accounts are based on an average Fiscal 2008 exchange rate.

As of March 31, 2010, 2009 and 2008, the Company had Cash and cash equivalents of $20,885, $23,720 and $26,652, respectively, working capital of $126,585, $130,209 and $134,031, respectively, and a current ratio of 1.6 for each period end.

The Company believes that its cash provided by operating activities and availability under its credit facility will be sufficient to fund the Company's working capital requirements, capital expenditures, dividend program, potential stock repurchases, potential future acquisitions or strategic investments and other cash needs for the next 12 months.

Investing Activities

Net cash used by investing activities during Fiscal 2010 was $21,121. Significant factors contributing to a use of cash were: $2,300 for Capital expenditures, $10,686 to acquire Quanta and CBS and $8,291 for holdbacks and contingent fee payments related to prior period acquisitions. *See* Note 9 of the Notes to the Consolidated Financial Statements for additional details regarding these acquisitions.

Net cash used by investing activities during Fiscal 2009 was $119,495. Significant factors contributing to a use of cash were: $2,178 for Capital expenditures and $117,184 to acquire UCI, MTS, ACS, NCT and Scottel. *See* Note 9 of the Notes to the Consolidated Financial Statements for additional details regarding these acquisitions.

Net cash used by investing activities during Fiscal 2008 was $20,281. Significant factors contributing to a use of cash were: $3,241 for Capital expenditures, $13,713 to acquire B&C and AT&T's southeast NEC TDM business and $3,432 for holdbacks and contingent fee payments related to prior period acquisitions. *See* Note 9 of the Notes to the Consolidated Financial Statements for additional details regarding these acquisitions.

Financing Activities

Net cash used by financing activities during Fiscal 2010 was $43,263. Significant factors contributing to the cash outflow were $39,053 of net payments on long-term debt and $4,210 for the payment of dividends.

Net cash provided by financing activities during Fiscal 2009 was $47,311. Significant factors contributing to the cash inflow were $51,097 of net borrowings on long-term debt and $4,206 for the payment of dividends.

Net cash used by financing activities during Fiscal 2008 was $48,160. Significant factors contributing to the cash outflow were $43,280 of net payments on long-term debt, $6,062 for the repurchase of shares of the Company's common stock, par value $.001 (the "common stock"), and $4,225 for the payment of dividends. Significant factors contributing to cash inflow were $5,878 of proceeds from the exercise of stock options.

Total Debt

Revolving Credit Agreement—On January 30, 2008, the Company entered into the Third Amended and Restated Credit Agreement (the "Credit Agreement") with Citizens Bank of Pennsylvania, as agent, and a group of lenders. The Credit Agreement expires on January 30, 2013. Borrowings under the Credit Agreement are permitted up to a maximum amount of $350,000, which includes up to $20,000 of swing-line loans and $25,000 of letters of credit. The Credit Agreement may be increased by the Company up to an additional $100,000 with the approval of the lenders and may be unilaterally and permanently reduced by the Company to not less than the then outstanding amount of all borrowings. Interest on outstanding indebtedness under the Credit Agreement accrues, at the Company's option, at a rate based on either: (a) the greater of (i) the prime rate per annum of the agent then in effect and (ii) 0.50% plus the rate per annum announced by the Federal Reserve Bank of New York as being the weighted-average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day or (b) a rate per annum equal to the LIBOR rate plus 0.50% to 1.125% (determined by a leverage ratio based on the Company's consolidated Earnings Before Interest Taxes Depreciation and Amortization ("EBITDA")). The Credit Agreement requires the Company to maintain compliance with certain non-financial and financial covenants such as leverage and fixed-charge coverage ratios. As of March 31, 2010, the Company was in compliance with all financial covenants under the Credit Agreement.

As of March 31, 2010, the Company had total debt outstanding of $211,834. Total debt was comprised of $209,860 outstanding under the Credit Agreement, $1,967 of obligations under capital leases and $7 of various other third-party, non-employee loans. The maximum amount of debt outstanding under the Credit Agreement, the weighted average balance outstanding under the Credit Agreement and the weighted average interest rate on all outstanding debt for Fiscal 2010 was $261,750, $246,545 and 1.4%, respectively, compared to $277,735, $237,991 and 3.3%, and $270,825, $242,418 and 6.2%, for Fiscal 2009 and Fiscal 2008, respectively.

As of March 31, 2010, the Company had $4,636 outstanding in letters of credit and $135,504 in unused commitments under the Credit Agreement.

Dividends

Fiscal 2010—During Fiscal 2010, the Company's Board of Directors (the "Board") declared quarterly cash dividends of $0.06 ($0.24 for Fiscal 2010) per share on all outstanding shares of the common stock at the close of business on June 27, 2009, September 26, 2009, December 26, 2009 and March 31, 2010. The dividends totaled $4,211 (including $1,053 for the fourth quarter of Fiscal 2010) and were paid on July 10, 2009, October 9, 2009, January 8, 2010 and April 13, 2010.

Fiscal 2009—During Fiscal 2009, the Board declared quarterly cash dividends of $0.06 ($0.24 for Fiscal 2009) per share on all outstanding shares of the common stock at the close of business on June 30, 2008, September 26, 2008, December 26, 2008 and March 31, 2009. The dividends totaled $4,207 (including $1,052 for the fourth quarter of Fiscal 2009) and were paid on July 14, 2008, October 14, 2008, January 9, 2009 and April 15, 2009.

Fiscal 2008— During Fiscal 2008, the Board declared quarterly cash dividends of $0.06 ($0.24 for Fiscal 2008) per share on all outstanding shares of the common stock at the close of business on June 29, 2007, September 28, 2007, December 28, 2007 and March 31, 2008. The dividends totaled $4,224 (including $1,050 for the fourth quarter of Fiscal 2008) and were paid on July 13, 2007, October 12, 2007, January 11, 2008 and April 14, 2008.

While the Company expects to continue to declare quarterly dividends, the payment of future dividends is at the discretion of the Board and the timing and amount of any future dividends will depend upon earnings, cash requirements and financial condition of the Company. Under the Credit Agreement, the Company is permitted to make any distribution or dividend or repurchase its common stock as long as no Event of Default or Potential Default (each as defined in the Credit Agreement) occurs or is continuing.

Repurchase of Common Stock

Fiscal 2010—During Fiscal 2010, the Company did not repurchase any shares of common stock.

Fiscal 2009—During Fiscal 2009, the Company did not repurchase any shares of common stock.

Fiscal 2008—During Fiscal 2008, the Company repurchased 190,084 shares of common stock for an aggregate purchase price of $6,062, or an average purchase price per share of $31.89.

Since the inception of the repurchase program in April 1999 through March 31, 2010, the Company has repurchased 7,626,195 shares of common stock for an aggregate purchase price of $323,095, or an average purchase price per share of $42.37. As of March 31, 2010, 873,805 shares were available under repurchase programs approved by the Board. Additional repurchases of common stock may occur from time to time depending upon factors such as the Company's cash flows and general market conditions. While the Company expects to continue to repurchase shares of common stock for the foreseeable future, there can be no assurance as to the timing or amount of such repurchases. Under the Credit Agreement, the Company is permitted to repurchase its common stock as long as no Event of Default or Potential Default (each as defined in the Credit Agreement) occurs or is continuing, the leverage ratio (after taking into consideration the payment made to repurchase such common stock) would not exceed 2.75 to 1.0 and the availability to borrow under the credit facility would not be less than $20 million.

Potential Tax Payments

On September 20, 2006, the Company received formal notice from the Internal Revenue Service ("IRS") regarding its intent to begin an audit of the Company's 2004 and 2005 tax years. On August 3, 2007, the Company received formal notice from the IRS regarding its intent to begin an audit of the Company's 2006 tax year. In connection with these normal recurring audits, the IRS requested certain documentation with respect to stock options for the Company's 2004, 2005 and 2006 tax years. In connection with the review by the Audit Committee (the "Audit Committee") of the Board of the Company's historical stock option granting practices, the Company determined that a number of officers may have exercised options for which the application of Section 162(m) may apply. It was possible that these options could have been treated as having been granted at less than fair market value for federal income tax purposes because the Company incorrectly applied the measurement date as defined in the applicable authoritative accounting literature. If such options were deemed to have been granted at less than fair market value for purposes of Section 162(m), any non-performance based compensation to officers, including proceeds from options exercised in any given tax year, in excess of $1,000 would have been disallowed as a deduction for tax purposes. Based on this uncertain tax position, the Company estimated that the potential tax-effected liability for any potential disallowed Section 162(m) deduction would approximate $3,587, which was recorded as an expense during Fiscal 2004 and Fiscal 2005 and was recorded as a current liability within Income taxes within the Company's Consolidated Balance Sheets as of March 31, 2008. During Fiscal 2009, the IRS concluded its examination of the potential disallowed Section 162(m) deduction within our filing position and did not propose an adjustment. During the fourth quarter of Fiscal 2009, the Company reversed the previously-recorded expense of $3,587 through Provision for income taxes within the Company's Consolidated Statements of Income. During the first quarter of Fiscal 2010, the IRS concluded its audits of tax years 2004, 2005 and 2006 which resulted in an adjustment to the Company's filing position of $298.

Expenses Incurred by the Company

The Company has incurred significant expenses, in excess of its insurance deductible of $500, during prior fiscal periods and continued to incur additional expenses through March 31, 2010 in relation to the following previously-disclosed items: (i) the review by the Audit Committee of the Company's historical stock option granting practices and related accounting for stock option grants, (ii) the informal inquiry and formal order of investigation by the Securities and Exchange Commission (the "SEC") regarding the Company's past stock option granting practices, (iii) the derivative action relating to the Company's historical stock option granting practices filed against the Company as a nominal defendant and certain of the Company's current and former directors and officers, as to whom it may have indemnification obligations and (iv) related matters. As of March 31, 2010, the total amount of such expenses is $12,820 of which $5,000, the insurance policy limit, has been paid by the insurance company. The Company recorded expense of $4,829, $1,228 and $1,221 during Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively. These expenses are recorded in Selling, general & administrative expense within the Company's Consolidated Statements of Income.

Contractual Obligations

The Company has various contractual obligations and commitments to make future payments including debt agreements, operating and capital lease obligations and discounted lease rental commitments.

The following table summarizes significant contractual obligations and commitments of the Company as of March 31, 2010. Except as set forth in the following table, the Company does not have any material long-term purchase obligations or other long-term liabilities that are reflected on its balance sheet as of March 31, 2010:

Payments Due by Period	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Long-term debt obligations	$ —	$ 209,860	$ —	$ —	$ 209,860
Interest expense on long-term debt	2,430	4,454	—	—	6,884
Capital lease obligations	961	957	56	—	1,974
Operating lease obligations	16,687	15,363	4,954	2,163	39,167
Total contractual obligations	$ 20,078	$ 230,634	$ 5,010	$ 2,163	$ 257,885

The estimated interest expense payments on long-term debt reflected in the table above are based on both the amount outstanding under the credit facility and the weighted average interest rate in effect as of March 31, 2010.

As of March 31, 2010, the Company had commercial commitments of $4,636, which are generally due within the next twelve (12) months.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, other than those disclosed above, that are material to investors.

Inflation

The overall effects of inflation on the Company have been nominal. Although long-term inflation rates are difficult to predict, the Company continues to strive to minimize the effect of inflation through improved productivity and cost reduction programs as well as price adjustments within the constraints of market competition.

Legal Proceedings

Please see the matters discussed in Note 16 of the Notes to the Consolidated Financial Statements, which information is incorporated herein by reference.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions that may affect the reported financial condition and results of operations should actual results differ. The Company bases its estimates and assumptions on the best available information and believes them to be reasonable for the circumstances. The Company's significant accounting policies are described in Note 2 of the Notes to the Consolidated Financial Statements. The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

Allowance for doubtful accounts receivable

The Company records an allowance for doubtful accounts receivable as an offset to accounts receivable in order to present a net balance the Company believes will be collected. This allowance is based on both recent trends of certain accounts receivable ("specific reserve") estimated to be a greater credit risk as well as general trends of the entire accounts receivable pool ("general reserve"). The Company computes a specific reserve by identifying specifically at-risk accounts receivable and applying historic reserve factors to the outstanding balance. The Company computes a general reserve by reviewing the accounts receivable aging and applying reserve factors based upon the age of the account receivable. If the estimate of uncollectible accounts receivable should prove inaccurate at some future date, the results of operations for the period could be materially affected by any necessary correction to the allowance for doubtful accounts.

Inventories

The Company's inventory is valued at the lower of cost or market value and has been reduced by an allowance for excess and obsolete inventories. The Company records an estimate for slow moving and obsolete inventory ("inventory reserve") based upon product knowledge, physical inventory observation, future demand, market conditions and an aging analysis of the inventory on hand. If actual market conditions are less favorable than those projected by Management at some future date, the results of operations for the period could be materially affected by any necessary correction to the inventory reserve.

Deferred Income Taxes

The Company records deferred income tax assets and liabilities in its Consolidated Balance Sheets related to events that impact the Company's financial statements and tax returns in different periods. Deferred tax asset and liability balances are computed by identifying differences between the book basis and tax basis of assets and liabilities ("temporary differences") which are multiplied by the current tax rate. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized. If the Company's estimate of the realizable deferred tax assets should prove inaccurate at some future date, the results of operations for the period could be materially affected by any necessary correction to the deferred tax asset allowance.

Goodwill

The Company conducts its annual goodwill impairment assessment during the third quarter of its fiscal year, using data as of the end of the second quarter of its fiscal year. Goodwill is tested using a two-step process. The first step of the goodwill impairment assessment, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill ("net book value"). If the fair value of a reporting unit exceeds its net book value, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If net book value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test will be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment assessment, used to measure the amount of impairment loss, if any, compares the implied fair value of reporting unit goodwill, which is determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

In the first step of the goodwill impairment assessment, the Company uses an income approach to derive a present value of the reporting unit's projected future annual cash flows and the present residual value of the reporting unit. The Company uses the income approach because it believes that the discounted future cash flows provide greater detail and opportunity to reflect facts, circumstances and economic conditions for each reporting unit. In addition, the Company believes that this valuation approach is a proven valuation technique and methodology for its industry and is widely accepted by investors. The Company uses a variety of underlying assumptions to estimate these future cash flows, which vary for each of the reporting units and include (i) future revenue growth rates, (ii) future operating profitability, (iii) the weighted-average cost of capital and (iv) a terminal growth rate. If the Company's estimates and assumptions used in the discounted future cash flows should change at some future date, the Company could incur an impairment charge which could have a material adverse effect on the results of operations for the period in which the impairment occurs.

In addition to estimating fair value of the Company's reporting units using the income approach, the Company also estimates fair value using a market-based approach which relies on values based on market multiples derived from comparable public companies. The Company uses the estimated fair value of the reporting units under the market approach to validate the estimated fair value of the reporting units under the income approach.

The Company conducted its annual goodwill impairment assessment during the third quarter of Fiscal 2010 using data as of September 26, 2009. The following table reconciles the carrying value of goodwill, as of September 26, 2009, for the Company's reportable segments as reported in its consolidated financial statements, to the carrying value of goodwill by reporting unit which is used for the annual goodwill impairment assessment:

	North America	Europe	All Other	Total
Goodwill (as reported in financial statements)	$ 572,277	$ 72,233	$ 2,093	$ 646,603
Adjustment	(30,370)	27,333	3,037	—
Goodwill (for annual impairment assessment) [1]	$ 541,907	$ 99,566	$ 5,130	$ 646,603

[1]Goodwill (for annual impairment assessment) represents the amount of goodwill that is "at risk" by reporting unit.

The results of the Company's annual goodwill impairment assessment conducted during the third quarter of Fiscal 2010 indicate that goodwill is not impaired in any of the Company's reporting units. The following table summarizes the estimated fair value of the reporting unit, the net book value of the reporting unit and the surplus of the estimated fair value of the reporting unit over the net book value of the reporting unit as of September 26, 2009:

	North America	Europe	All Other	Total
Estimated fair value of the reporting unit	$ 588,992	$ 129,949	$ 33,606	$ 752,547
Net book value of the reporting unit	541,949	121,920	14,866	678,735
Surplus	$ 47,043	$ 8,029	$ 18,740	$ 73,812

To illustrate the sensitivity of the discounted future cash flows, an instantaneous 100 basis point increase in the weighted-average cost of capital, which, holding all other assumptions constant, would be material to the estimated fair value of the reporting unit, would produce a decrease in the fair value of the reporting units by $87,345, $11,325 and $2,603 for North America, Europe and All Other, respectively.

Since September 26, 2009, the Company's stock market capitalization has been lower than its net book value. Each of the Company's reporting units continues to operate profitably and generate significant cash flow from operations, and the Company expects that each will continue to do so in Fiscal 2011 and beyond. The Company also believes that a reasonable potential buyer would offer a control premium for the business that would adequately cover the difference between the recent stock trading prices and the book value.

Future events that could result in an interim assessment of goodwill impairment and/or an impairment loss include, but are not limited to, (i) significant underperformance relative to historical or projected future operating results, (ii) significant changes in the manner of or use of the assets or the strategy for the Company's overall business, (iii) significant negative industry or economic trends, (iv) a further decline in market capitalization below book value and (v) a modification to the Company's reporting segments. Management is currently considering alternative reporting segments for the purpose of making operational decisions and assessing financial performance. This contemplated change in reporting segments would affect the reporting units currently being used in the Company's annual goodwill impairment assessment. Any such change could result in an impairment charge which could have a material adverse effect on the results of operations for the period in which the impairment occurs.

Long-Lived Assets other than Goodwill

The Company reviews long-lived assets, including property, plant, equipment and indefinite/definite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. No impairments of long-lived assets have been identified during any of the periods presented.

Loss Contingencies

The Company incurs contingencies as a normal part of its business operations, such as future warranty obligations and potential liabilities relating to legal or regulatory matters. The Company accrues for contingent obligations when a loss is probable and the amount can be reasonably estimated.

Restructuring Costs

The Company accrues the cost of restructuring activities in accordance with the appropriate accounting guidance depending upon the facts and circumstances surrounding the situation. The Company exercises its judgment in estimating the total costs of each of these activities. As these activities are implemented, the actual costs may differ from the estimated costs due to changes in the facts and circumstances that were not foreseen at the time of the initial cost accrual.

Revenue Recognition

Within the Company's Hotline Services service segment, revenues are recognized when title to products sold passes to the customer, which generally occurs upon shipment from the Company's location.

Within the Company's Data Services and Voice Services service segments, revenues are recognized from maintenance service contracts, moves, adds and changes and network integration services when the services are provided. Service contracts are generally pre-billed, recorded in Deferred revenue within the Company's Consolidated Balance Sheets and are generally recognized over the service period on a straight-line basis. Revenues from the sale and installation of products and systems are recognized using the percentage-of-completion method based upon the proportion of actual costs incurred to estimated total costs. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized immediately in the financial statements. The Company has historically made reasonably accurate estimates of the extent of progress towards completion, contract revenues and contract costs on its long-term contracts. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

Impact of Recently Issued Accounting Pronouncements

Uncertainty in Income Taxes

In July, 2006, the Financial Accounting Standards Board (the "FASB") issued guidance on the "Accounting for Uncertainty in Income Taxes." This guidance requires that realization of an uncertain income tax position must be "more likely than not" (*i.e.*, greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. Further, this guidance prescribes the benefit to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The Company adopted this guidance on April 1, 2007 which resulted in a decrease to beginning retained earnings of $5,110 representing the cumulative effect adjustment. *See* Note 2 and Note 12 of the Notes to the Consolidated Financial Statements for further reference.

Fair Value Measurements

In September, 2006, the FASB issued guidance on "Fair Value Measurements." This guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. On April 1, 2008, the Company adopted this guidance, with the exception of a one-year deferral of implementation for non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), which was adopted on April 1, 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements. *See* Note 2 and Note 15 of the Notes to the Consolidated Financial Statements for further reference.

Defined Benefit Pension and Other Postretirement Plan

During Fiscal 2007, the Company acquired the USA Commercial and Government and Canadian operations of NextiraOne, LLC, which is a sponsor of a non-contributory defined benefit plan (the "Plan"). During Fiscal 2008, the Company amended the Plan, as of December 31, 2007, which effectively "froze" the benefits of the Plan (*i.e.*, no new employees will be admitted into the Plan and those employees currently in the Plan will not earn additional benefits based on service).

In September, 2006, the FASB issued guidance on an "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." This guidance requires, among other things, companies to recognize on the balance sheet the funded or unfunded status of pension and other postretirement benefit plans and to recognize the change in funded status in the period the change occurs through comprehensive income. The adoption of this guidance, as of March 31, 2007, had no impact on the Company's Consolidated Statements of Income. However, the Company did record, as of March 31, 2007, a liability of $3,452 representing the unfunded portion of the Plan included in Other liabilities within the Company's Consolidated Balance Sheets and an unrecognized gain of $2,717 ($1,670 net of tax) included in AOCI within the Company's Consolidated Balance Sheets. The Company made contributions of $899, $0 and $1,000 during Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively, to the Plan.

Fiscal 2011 outlook: The Company expects to recognize expense of approximately $500 and make cash contributions of approximately $1,800 during Fiscal 2011.

In December, 2008, the FASB issued guidance on "Employers' Disclosures about Postretirement Benefit Plan Assets." This guidance provides direction regarding disclosures about plan assets of defined benefit pension or other postretirement plans. The adoption of this guidance, as of March 31, 2010, did not have a significant impact on the consolidated financial statements.

Business Combinations

In December, 2007, the FASB issued guidance on "Business Combinations." This guidance defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest at their fair values as of the acquisition date. This guidance requires, among other things, that acquisition-related costs be recognized separately from the acquisition. In April, 2009, the FASB issued guidance on the "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies," which amends the provisions related to the initial recognition and measurement, subsequent measurement and disclosure of assets and liabilities arising from contingencies in a business combination. For the Company, this guidance applied prospectively to business combinations for which the acquisition date is on or after April 1, 2009. This guidance may have a material impact on business combinations after adoption, but the impact will depend on the facts and circumstances of those specific business combinations.

See Note 2 of the Notes to the Consolidated Financial Statements for further discussion of recent accounting pronouncements and the related impact on the Company's consolidated financial statements.

Cautionary Forward Looking Statements

When included in this Annual Report or in documents incorporated herein by reference, the words "should," "expects," "intends," "anticipates," "believes," "estimates," "approximates," "targets," "plans" and analogous expressions are intended to identify forward-looking statements. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. Although it is not possible to predict or identify all risk factors, such risks and uncertainties may include, among others, levels of business activity and operating expenses, expenses relating to corporate compliance requirements, cash flows, global economic and business conditions, successful integration of acquisitions, the timing and costs of restructuring programs, successful marketing of DVH services, successful implementation of the Company's M&A program including identifying appropriate targets, consummating transactions and successfully integrating the businesses, successful implementation of the Company's government contracting programs, competition, changes in foreign, political and economic conditions, fluctuating foreign currencies compared to the U.S. dollar, rapid changes in technologies, client preferences, the Company's arrangements with suppliers of voice equipment and technology and various other matters, many of which are beyond the Company's control. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and speak only as of the date of this Annual Report. The Company expressly disclaims any obligation or undertaking to release publicly any updates or any changes in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risks in the ordinary course of business that include interest-rate volatility and foreign currency exchange rates volatility. Market risk is measured as the potential negative impact on earnings, cash flows or fair values resulting from a hypothetical change in interest rates or foreign currency exchange rates over the next year. The Company does not hold or issue any other financial derivative instruments (other than those specifically noted below) nor does it engage in speculative trading of financial derivatives.

Interest-rate Risk

The Company's primary interest-rate risk relates to its long-term debt obligations. As of March 31, 2010, the Company had total long-term obligations of $209,860 under the Credit Agreement. Of the outstanding debt, $150,000 was in variable rate debt that was effectively converted to a fixed rate through multiple interest-rate swap agreements (discussed in more detail below) and $59,860 was in variable rate obligations. As of March 31, 2010, an instantaneous 100 basis point increase in the interest rate of the variable rate debt would reduce the Company's net income in the subsequent fiscal year by $590 ($375 net of tax) assuming the Company employed no intervention strategies.

To mitigate the risk of interest-rate fluctuations associated with the Company's variable rate long-term debt, the Company has implemented an interest-rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest-rate volatility. The Company's goal is to manage interest-rate sensitivity by modifying the re-pricing characteristics of certain balance sheet liabilities so that the net-interest margin is not, on a material basis, adversely affected by the movements in interest rates.

On July 26, 2006, the Company entered into a five-year floating-to-fixed interest-rate swap that is based on a 3-month LIBOR rate versus a 5.44% fixed rate, has a notional value of $100,000 (which reduced to $50,000 as of June 26, 2009) and does not qualify for hedge accounting. On June 15, 2009, the Company entered into a three-year floating-to-fixed interest-rate swap that is based on a 3-month LIBOR rate versus a 2.28% fixed rate, has a notional value of $100,000 reducing to $50,000 after two years and does not qualify for hedge accounting. Changes in the fair market value of the interest-rate swap are recorded as an asset or liability within the Company's Consolidated Balance Sheets and Interest expense (income) within the Company's Consolidated Statements of Income.

Foreign Exchange Rate Risk

The Company has operations, clients and suppliers worldwide, thereby exposing the Company's financial results to foreign currency fluctuations. In an effort to reduce this risk of foreign currency fluctuations, the Company generally sells and purchases inventory based on prices denominated in U.S. dollars. Intercompany sales to subsidiaries are generally denominated in the subsidiaries' local currency. The Company has entered and will continue in the future, on a selective basis, to enter into foreign currency contracts to reduce the foreign currency exposure related to certain intercompany transactions, primarily trade receivables and loans. All of the foreign currency contracts have been designated and qualify as cash flow hedges. The effective portion of any changes in the fair value of the derivative instruments is recorded in Accumulated Other Comprehensive Income ("AOCI") until the hedged forecasted transaction occurs or the recognized currency transaction affects earnings. Once the forecasted transaction occurs or the recognized currency transaction affects earnings, the effective portion of any related gains or losses on the cash flow hedge is reclassified from AOCI to the Company's Consolidated Statements of Income. In the event it becomes probable that the hedged forecasted transaction will not occur, the ineffective portion of any gain or loss on the related cash flow hedge would be reclassified from AOCI to the Company's Consolidated Statements of Income.

As of March 31, 2010, the Company had open foreign currency contracts in Australian and Canadian dollars, Danish krone, Euros, Mexican pesos, Norwegian kroner, British pounds sterling, Swedish krona, Swiss francs and Japanese yen. The open contracts have contract rates ranging from 1.11 to 1.12 Australian dollar, 1.01 to 1.21 Canadian dollar, 4.99 to 5.47 Danish krone, 0.67 to 0.75 Euro, 13.79 to 13.79 Mexican peso, 5.68 to 6.52 Norwegian kroner, 0.59 to 0.67 British pound sterling, 6.97 to 7.24 Swedish krona, 1.01 to 1.08 Swiss franc and 90.13 to 93.10 Japanese yen, all per U.S. dollar. The total open contracts had a notional amount of $74,625 and will expire within thirteen (13) months.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Black Box Corporation
Lawrence, Pennsylvania

We have audited the accompanying consolidated balance sheets of Black Box Corporation as of March 31, 2010 and 2009 and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended March 31, 2010. In connection with our audits of the financial statements, we have also audited Schedule II – Valuation and Qualifying Accounts. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Black Box Corporation at March 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Black Box Corporation's internal control over financial reporting as of March 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 28, 2010 expressed an unqualified opinion thereon.

BDO Seidman, LLP



Chicago, Illinois
May 28, 2010

Consolidated Statements of Income

In thousands, except per share amounts

Year Ended March 31,	2010	2009	2008
Revenues			
Hotline products	$ 180,296	$ 209,793	$ 235,314
On-Site services	781,097	789,755	781,428
Total	961,393	999,548	1,016,742
Cost of sales			
Hotline products	93,636	108,561	122,011
On-Site services	532,376	533,807	528,111
Total	626,012	642,368	650,122
Gross profit	**335,381**	**357,180**	**366,620**
Selling, general & administrative expenses	257,136	266,387	275,309
Intangibles amortization	15,202	10,790	6,679
Operating income	**63,043**	**80,003**	**84,632**
Interest expense (income), net	8,882	10,279	21,298
Other expense (income), net	(166)	561	(197)
Income before provision for income taxes	54,327	69,163	63,531
Provision for income taxes	19,824	23,854	24,298
Net income	**$ 34,503**	**$ 45,309**	**$ 39,233**
Earnings per common share			
Basic	$ 1.97	$ 2.59	$ 2.23
Diluted	$ 1.97	$ 2.59	$ 2.22
Weighted average common shares outstanding			
Basic	17,546	17,527	17,605
Diluted	17,546	17,527	17,653
Dividends per share	$ 0.24	$ 0.24	$ 0.24

See Notes to the Consolidated Financial Statements

Consolidated Balance Sheets

In thousands, except par value

March 31,	2010	2009
Assets		
Cash and cash equivalents	$ 20,885	$ 23,720
Accounts receivable, net of allowance for doubtful accounts of $9,505 and $9,934	141,211	163,975
Inventories, net	51,507	55,898
Costs/estimated earnings in excess of billings on uncompleted contracts	86,086	66,066
Prepaid and other assets	28,090	30,809
Total current assets	**327,779**	**340,468**
Property, plant and equipment, net	23,568	28,419
Goodwill	641,965	621,948
Intangibles:		
Customer relationships, net	93,619	105,111
Other intangibles, net	30,374	37,684
Other assets	8,059	2,858
Total assets	**$1,125,364**	**$1,136,488**
Liabilities		
Accounts payable	$ 66,934	$ 79,021
Accrued compensation and benefits	33,260	30,446
Deferred revenue	34,876	35,520
Billings in excess of costs/estimated earnings on uncompleted contracts	14,839	18,217
Income taxes	9,487	5,164
Other liabilities	41,798	41,891
Total current liabilities	**201,194**	**210,259**
Long-term debt	210,873	249,260
Other liabilities	23,303	29,670
Total liabilities	**435,370**	**489,189**
Stockholders' equity		
Preferred stock authorized 5,000, par value $1.00, none issued	—	—
Common stock authorized 100,000, par value $.001, 17,548 and 17,533 shares issued and outstanding	25	25
Additional paid-in capital	451,778	445,774
Retained earnings	551,315	521,023
Accumulated other comprehensive income	9,971	3,572
Treasury stock, at cost 7,626 and 7,626 shares	(323,095)	(323,095)
Total stockholders' equity	**689,994**	**647,299**
Total liabilities and stockholders' equity	**$1,125,364**	**$1,136,488**

See Notes to the Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income

	Common Stock				Accumulated Other Comprehensive Income				
In thousands	Shares	($.001 par)	Additional Paid-in Capital	Treasury Stock	Foreign Currency Translation	Derivative Instruments	Defined Benefit Pension	Retained Earnings	Total
Balance at March 31, 2007	**24,963**	**$ 25**	**$ 441,283**	**$(317,033)**	**$ 23,352**	**$ 377**	**$ 1,670**	**$ 450,022**	**$ 599,696**
Cumulative effect related to adoption of FIN 48	—	—	—	—	—	—	—	(5,110)	(5,110)
Comprehensive income (loss):									
Net income	—	—	—	—	—	—	—	39,233	39,233
Foreign currency translation adjustment	—	—	—	—	17,231	—	—	—	17,231
Pension:									
Unrealized gain (loss)	—	—	—	—	—	—	(2,135)	—	(2,135)
Amounts reclassified into results of operations	—	—	—	—	—	—	(9)	—	(9)
Derivative Instruments:									
Net change in fair value of cash flow hedging instruments (net of tax)	—	—	—	—	—	(262)	—	—	(262)
Amounts reclassified into results of operations	—	—	—	—	—	(181)	—	—	(181)
Comprehensive income:									53,877
Stock compensation expense	—	—	3,217	—	—	—	—	—	3,217
Dividends declared	—	—	—	—	—	—	—	(4,224)	(4,224)
Repurchases of common stock	—	—	—	(6,062)	—	—	—	—	(6,062)
Issuance of common stock (net of tax)	179	—	5,878	—	—	—	—	—	5,878
Tax impact from stock options	—	—	(6,792)	—	—	—	—	—	(6,792)
Other	—	—	(206)	—	—	—	—	—	(206)
Balance at March 31, 2008	**25,142**	**$ 25**	**$ 443,380**	**$ (323,095)**	**$40,583**	**$ (66)**	**$ (474)**	**$479,921**	**$ 640,274**
Comprehensive income (loss):									
Net income	—	—	—	—	—	—	—	45,309	45,309
Foreign currency translation adjustment	—	—	—	—	(34,208)	—	—	—	(34,208)
Pension:									
Unrealized gain (loss)	—	—	—	—	—	—	(2,394)	—	(2,394)
Derivative Instruments:									
Net change in fair value of cash flow hedging instruments (net of tax)	—	—	—	—	—	470	—	—	470
Amounts reclassified into results of operations	—	—	—	—	—	(339)	—	—	(339)
Comprehensive income:									8,838
Stock compensation expense	—	—	3,042	—	—	—	—	—	3,042
Dividends declared	—	—	—	—	—	—	—	(4,207)	(4,207)
Issuance of common stock (net of tax)	17	—	545	—	—	—	—	—	545
Tax impact from stock options	—	—	(1,193)	—	—	—	—	—	(1,193)
Balance at March 31, 2009	**25,159**	**$ 25**	**$ 445,774**	**$ (323,095)**	**$6,375**	**$ 65**	**$ (2,868)**	**$ 521,023**	**$ 647,299**
Comprehensive income (loss):									
Net income	—	—	—	—	—	—	—	34,503	34,503
Foreign currency translation adjustment	—	—	—	—	6,923	—	—	—	6,923
Pension:									
Unrealized gain (loss)	—	—	—	—	—	—	(284)	—	(284)
Amounts reclassified into results of operations	—	—	—	—	—	—	145	—	145
Derivative Instruments:									
Net change in fair value of cash flow hedging instruments (net of tax)	—	—	—	—	—	(646)	—	—	(646)
Amounts reclassified into results of operations	—	—	—	—	—	261	—	—	261
Comprehensive income:									40,902
Stock compensation expense	—	—	6,775	—	—	—	—	—	6,775
Dividends declared	—	—	—	—	—	—	—	(4,211)	(4,211)
Issuance of common stock (net of tax)	15	—	—	—	—	—	—	—	—
Tax impact from stock options	—	—	(771)	—	—	—	—	—	(771)
Balance at March 31, 2010	**25,174**	**$ 25**	**$ 451,778**	**$ (323,095)**	**$ 13,298**	**$ (320)**	**$ (3,007)**	**$ 551,315**	**$ 689,994**

See Notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

In thousands

Year Ended March 31,	2010	2009	2008
Operating Activities			
Net income	$ 34,503	$ 45,309	$ 39,233
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Intangibles amortization and depreciation	22,923	20,722	17,737
Loss (gain) on sale of property	13	(65)	462
Deferred taxes	(123)	4,512	4,901
Tax impact from stock options	771	1,193	6,792
Stock compensation expense	6,775	3,042	3,217
Change in fair value of interest-rate swap	(65)	(974)	4,576
Changes in operating assets and liabilities (net of acquisitions):			
Accounts receivable, net	21,780	26,279	4,852
Inventories, net	5,709	11,455	7,829
All other current assets excluding deferred tax asset	(8,791)	(11,933)	12,328
Liabilities exclusive of long-term debt	(21,547)	(27,974)	(20,806)
Net cash provided by (used for) operating activities	**$ 61,948**	**$ 71,566**	**$ 81,121**
Investing Activities			
Capital expenditures	$ (2,300)	$ (2,178)	$ (3,241)
Capital disposals	156	288	105
Acquisition of businesses (payments)/recoveries	(10,686)	(117,184)	(13,713)
Prior merger-related (payments)/recoveries	(8,291)	(421)	(3,432)
Net cash provided by (used for) investing activities	**$ (21,121)**	**$ (119,495)**	**$ (20,281)**
Financing Activities			
Proceeds from borrowings	$ 169,335	$ 308,567	$ 196,750
Repayment of borrowings	(208,388)	(257,470)	(240,030)
Deferred financing costs	—	(125)	(471)
Proceeds from the exercise of options	—	545	5,878
Payment of dividends	(4,210)	(4,206)	(4,225)
Purchase of treasury stock	—	—	(6,062)
Net cash provided by (used for) financing activities	**$ (43,263)**	**$ 47,311**	**$ (48,160)**
Foreign currency exchange impact on cash	$ (399)	$ (2,314)	$ (3,185)
Increase/(decrease) in cash and cash equivalents	**$ (2,835)**	**$ (2,932)**	**$ 9,495**
Cash and cash equivalents at beginning of period	$ 23,720	$ 26,652	$ 17,157
Cash and cash equivalents at end of period	**$ 20,885**	**$ 23,720**	**$ 26,652**
Supplemental Cash Flow:			
Cash paid for interest	$ 9,285	$ 11,656	$ 17,141
Cash paid for income taxes	16,703	26,539	11,041
Non-cash financing activities:			
Dividends payable	1,053	1,052	1,050
Capital leases	132	994	863

See Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1: Business and Basis of Presentation

Business

Black Box Corporation ("Black Box," "we," the "Company" or "our") is a leading dedicated network infrastructure services provider. Black Box offers one-source network infrastructure services for communications systems. The Company's services offerings include design, installation, integration, monitoring and maintenance of voice, data and integrated communications systems. The Company's primary services offering is voice solutions ("Voice Services"); the Company also offers premise cabling and other data-related services ("Data Services") and products. The Company provides 24/7/365 technical support for all of its solutions which encompass all major voice and data product manufacturers as well as 118,000 network infrastructure products ("Hotline products") that it sells through its catalog and Internet Web site (such catalog and Internet Web site business, together with technical support for such business, being referred to as "Hotline Services") and its Voice Services and Data Services (collectively referred to as "On-Site services") offices. As of March 31, 2010, the Company had more than 3,000 professional technical experts in 194 offices serving more than 175,000 clients in 141 countries throughout the world. Founded in 1976, Black Box, a Delaware corporation, operates subsidiaries on five continents and is headquartered near Pittsburgh in Lawrence, Pennsylvania.

Basis of Presentation

References herein to "Fiscal Year" or "Fiscal" mean the Company's fiscal year ended March 31 for the year referenced. All references to dollar amounts herein are presented in thousands, except per share amounts, unless otherwise noted.

The consolidated financial statements include the accounts of the parent company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain items in the consolidated financial statements of prior years have been reclassified to conform to the current year's presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management ("Management") to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: Significant Accounting Policies

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

Allowance for doubtful accounts receivable

An allowance for doubtful accounts is recorded as an offset to accounts receivable in order to present a net balance the Company believes will be collected. This allowance is based on both recent trends of certain accounts receivable ("specific reserve") estimated to be a greater credit risk as well as general trends of the entire accounts receivable pool ("general reserve"). The Company computes a specific reserve by identifying specifically at-risk accounts receivable and applying historic reserve factors to the outstanding balance. The Company computes a general reserve by reviewing the accounts receivable aging and applying reserve factors based upon the age of the account receivable. Additions to the allowance for doubtful accounts are charged to Selling, general & administrative expense within the Company's Consolidated Statement of Income, and deductions from the allowance are recorded when specific accounts receivable are written off as uncollectible.

Inventories

Inventories are valued at the lower of cost or market. The Company uses the first-in, first-out average cost method to value the majority of its inventory. However, several locations within the Company use other valuation methods, including first-in, first-out ("FIFO") and actual current costs. The Company records an estimate for slow moving and obsolete inventory ("inventory reserve") based upon product knowledge, physical inventory observation, future demand, market conditions and an aging analysis of the inventory on hand. Upon a subsequent sale or disposal of the impaired inventory, the corresponding reserve is relieved to ensure the cost basis of the inventory reflects any reductions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Maintenance, repairs and minor renewals are charged to operations as incurred. Major renewals and betterments, which substantially extend the useful life of the property, are capitalized at cost. Upon sale or other disposition of assets, the costs and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected in income.

Depreciation is computed using the straight-line method based on the estimated useful lives of 30 to 40 years for buildings and improvements and 3 to 5 years for machinery and equipment. Leasehold improvements are depreciated over their lease terms, or useful lives, if shorter. The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. No impairment of property, plant and equipment has been identified during any of the periods presented.

Goodwill

Goodwill is the excess of purchase price over the value of net assets acquired in acquisitions. The Company conducts its annual goodwill impairment assessment during the third quarter of its fiscal year, using data as of the end of the second quarter of its fiscal year. Goodwill is tested using a two-step process. The first step of the goodwill impairment assessment, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill ("net book value"). If the fair value of a reporting unit exceeds its net book value, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If net book value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test will be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment assessment, used to measure the amount of impairment loss, if any, compares the implied fair value of reporting unit goodwill, which is determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

In the first step of the goodwill impairment assessment, the Company uses an income approach to derive a present value of the reporting unit's projected future annual cash flows and the present residual value of the reporting unit. The Company uses the income approach because it believes that the discounted future cash flows provide greater detail and opportunity to reflect facts, circumstances and economic conditions for each reporting unit. In addition, the Company believes that this valuation approach is a proven valuation technique and methodology for its industry and is widely accepted by investors. The Company uses a variety of underlying assumptions to estimate these future cash flows, which vary for each of the reporting units and include (i) future revenue growth rates, (ii) future operating profitability, (iii) the weighted-average cost of capital and (iv) a terminal growth rate. If the Company's estimates and assumptions used in the discounted future cash flows should change at some future date, the Company could incur an impairment charge which could have a material adverse effect on the results of operations for the period in which the impairment occurs.

In addition to estimating fair value of the Company's reporting units using the income approach, the Company also estimates fair value using a market-based approach which relies on values based on market multiples derived from comparable public companies. The Company uses the estimated fair value of the reporting units under the market approach to validate the estimated fair value of the reporting units under the income approach. See Note 5 for additional reference.

Intangible Assets

Definite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives of 3 to 5 years for non-compete agreements, one year for backlog and 4 to 20 years for customer relationships. Indefinite-lived intangible assets not subject to amortization consist solely of the Company's trademark portfolio and are reviewed for impairment annually. The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. No impairments of intangible assets have been identified during any of the periods presented.

Derivative Instruments and Hedging Activities

Foreign Currency Contracts

The Company has operations, clients and suppliers worldwide, thereby exposing the Company's financial results to foreign currency fluctuations. In an effort to reduce this risk of foreign currency fluctuations, the Company generally sells and purchases inventory based on prices denominated in U.S. dollars. Intercompany sales to subsidiaries are generally denominated in the subsidiaries' local currency. The Company has entered and will continue in the future, on a selective basis, to enter into foreign currency contracts to reduce the foreign currency exposure related to certain intercompany transactions, primarily trade receivables and loans. All of the foreign currency contracts are recognized on the consolidated balance sheet at fair value and have been designated and qualify as cash flow hedges. The effective portion of any changes in the fair value of the derivative instruments is recorded in Accumulated other comprehensive income ("AOCI") until the hedged forecasted transaction occurs or the recognized currency transaction affects earnings. Once the forecasted transaction occurs or the recognized currency transaction affects earnings, the effective portion of any related gains or losses on the cash flow hedge is reclassified from AOCI to the Company's Consolidated Statements of Income. In the event it becomes probable that the hedged forecasted transaction will not occur, the ineffective portion of any gain or loss on the related cash flow hedge would be reclassified from AOCI to the Company's Consolidated Statements of Income.

Interest-rate Swap

To mitigate the risk of interest rate fluctuations associated with the Company's variable rate long-term debt, the Company has implemented an interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest rate volatility. The Company's goal is to manage interest rate sensitivity by modifying the re-pricing characteristics of certain balance sheet liabilities so that the net-interest margin is not, on a material basis, adversely affected by the movements in interest rates. The Company's interest-rate swap is recognized on the consolidated balance sheets at fair value. It does not meet the requirements for hedge accounting and is marked to market through Interest expense (income) within the Company's Consolidated Statement of Income.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries, except those subsidiaries in Brazil and Mexico, are recorded in the local currency, which is the functional currency. Foreign currency assets and liabilities are translated into U.S. dollars at the rate of exchange existing at the year-end date. Revenues and expenses are translated at the average monthly exchange rates. Adjustments resulting from these translations are recorded in AOCI within the Company's Consolidated Balance Sheets and will be included in income upon sale or liquidation of the foreign investment. Gains and losses from foreign currency transactions, denominated in a currency other than the functional currency, are recorded in Other expenses (income) within the Company's Consolidated Statements of Income. The U.S. dollar is the functional currency for those subsidiaries located in Brazil and Mexico.

Revenue

Within the Company's Hotline Services service type, revenues are recognized when title to products sold passes to the customer, which generally occurs upon shipment from the Company's location.

Within the Company's Data Services and Voice Services segments, revenues are recognized from maintenance service contracts, moves, adds and changes and network integration services when the services are provided. Service contracts are generally pre-billed, recorded in Deferred revenue within the Company's Consolidated Balance Sheets and are generally recognized over the service period on a straight-line basis. Revenues from the sale and installation of products and systems are recognized using the percentage-of-completion method based upon the proportion of actual costs incurred to estimated total costs. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized immediately in the financial statements. The Company has historically made reasonably accurate estimates of the extent of progress towards completion, contract revenues and contract costs on its long-term contracts. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

Sales returns—At the time of sale, an estimate for sales returns is recorded based on historical experience.

Warranties—Estimated future warranty costs related to certain products are charged to operations in the period the related revenue is recognized based on historical experience.

Shipping and handling fees and costs—All fees billed to clients for shipping and handling are classified as a component of Revenues. All costs associated with shipping and handling are classified as a component of Cost of sales.

Sales tax and other tax presentation—Sales taxes and other taxes are collected from customers on behalf of governmental authorities at the time of sale. These taxes are accounted for on a net basis and are not included in Revenues or Cost of sales.

Stock-based compensation

Stock options: The Company records expense for those stock awards, vesting during the period, for which the requisite service period is expected to be rendered. The Company uses historical data in order to project the future employee turnover rates used to estimate the number of stock options for which the requisite service period will not be rendered. The fair value of stock options is determined on the grant date using a Black-Scholes option pricing model which includes several subjective assumptions. The Company recognizes the fair value of these awards into expense ratably over the requisite service periods associated with the award. The assumptions are summarized as follows:

Expected volatility: The Company estimates the volatility of its common stock, par value $.001 per share (the "common stock"), at the date of grant based on the historical volatility of its common stock.

Dividend yield: The Company estimates the dividend yield assumption based on the Company's historical and projected dividend payouts.

Risk-free interest rate: The Company derives its risk-free interest rate on the observed interest rates appropriate for the term of the Company's employee stock options.

Expected holding period: The Company estimates the expected holding period based on historical experience.

Restricted stock units: The Company records expense for those stock awards, vesting during the period, for which the requisite service period is expected to be rendered. The Company uses historical data in order to project the future employee turnover rates used to estimate the number of restricted stock units for which the requisite service period will not be rendered. The fair value of restricted stock units is determined based on the number of restricted stock units granted and the closing market price of the common stock on the date of grants. The Company recognizes the fair value of awards into expense ratably over the requisite service periods associated with the award.

Performance share awards: The Company records expense for those stock awards, vesting during the period, for which the requisite service period is expected to be rendered. The Company uses historical data in order to project the future employee turnover rates used to estimate the number of performance shares for which the requisite service period will not be rendered. The fair value of performance share awards subject to a cumulative Adjusted EBITDA target (as defined in the performance share award agreement) is determined based on the number of performance shares granted and the closing market price of the common stock on the date of grant. The Company recognizes the fair value of awards into expense ratably over the requisite service periods associated with the award. The probability of vesting of the award and the applicable number of shares of common stock to be issued are reassessed at each period end. The fair value of performance share awards subject to the Company's total shareholder return ranking relative to the total shareholder return of the common stock (or its equivalent) of the companies in a peer group (the "Company's Relative TSR Ranking") is determined

on the grant date using a Monte-Carlo simulation valuation method which includes several subjective assumptions. The Company recognizes the fair value of these awards into expense ratably over the requisite service periods associated with the award. The assumptions are summarized as follows:

Expected volatility: The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of its common stock.

Risk-Free interest rate: The Company derives its risk-free interest rate on the observed interest rates with an equivalent remaining term equal to the expected life of the award.

Dividend yield: The Company estimates the dividend yield assumption based on the Company's historical and projected dividend payouts.

Marketing and Advertising Expenses

Catalogs and other direct marketing pieces are capitalized and amortized over their expected period of future benefit ranging from one to two years, which is recorded in Prepaid and other assets within the Company's Consolidated Balance Sheets. All other advertising costs are expensed as incurred.

Advertising expense was $6,008, $8,191 and $9,320 for Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively, and is recorded in Selling, general & administrative expenses within the Company's Consolidated Statements of Income.

Income Taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

The Company requires that the realization of an uncertain income tax position must be "more likely than not" (*i.e.*, greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. The benefit to be recorded in the financial statements is the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The Company includes interest and penalties related to uncertain tax positions within the Provision for income taxes within the Company's Consolidated Statements of Income.

Per share information

Basic earnings per common share ("basic EPS") is computed by dividing income available to common stockholders by the weighted-average number of shares of the common stock outstanding during the period. Diluted earnings per share of the common stock ("diluted EPS") is computed similarly to that of basic EPS, except that the weighted-average number of shares of the common stock outstanding during the period is adjusted to include the number of additional shares of the common stock that would have been outstanding if the potential number of dilutive shares of the common stock had been issued.

Fair Value

The Company's assets and liabilities recorded at fair value are categorized based upon a fair value hierarchy that ranks the quality and reliability of the information used to determine fair value. The levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (*e.g.*, interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are both significant to the fair value measurement and unobservable.

Assets and liabilities measured at fair value are based on one or more of the valuation techniques. The valuation techniques are described below:

Market approach: The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Cost approach: The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (current replacement cost).

Income approach: The income approach uses valuation techniques to convert future amounts to a single present amount.

The fair value of foreign currency contracts is determined using the market approach and primarily based on observable foreign exchange forward rates. The fair value of the interest-rate swaps (as defined below) is determined using the income approach and is predominately based on observable interest rates and yield curves. The fair value of certain of the Company's financial instruments, including Cash and cash equivalents, Accounts receivable and Accounts payable approximates the carrying value due to the relatively short maturity of such instruments. There have been no changes in the Company's valuation techniques used to measure fair values during Fiscal 2010. *See* "Recent Accounting Pronouncements" within this Note 2 and Note 15 for further reference.

Recent Accounting Pronouncements

Uncertainty in Income Taxes

In July, 2006, the Financial Accounting Standards Board (the "FASB") issued guidance on the "Accounting for Uncertainty in Income Taxes." This guidance requires that realization of an uncertain income tax position must be "more likely than not" (*i.e.*, greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. Further, this guidance prescribes the benefit to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The Company adopted this guidance on April 1, 2007 which resulted in a decrease to beginning retained earnings of $5,110 representing the cumulative effect adjustment. *See* "Significant Accounting Policies" within this Note 2 and Note 12 for further reference.

Fair Value Measurements

In September, 2006, the FASB issued guidance on "Fair Value Measurements." This guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. On April 1, 2008, the Company adopted this guidance, with the exception of a one-year deferral of implementation for non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), which was adopted on April 1, 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements. *See* "Significant Accounting Policies" within this Note 2 and Note 15 for further reference.

Defined Benefit Pension and Other Postretirement Plans

During Fiscal 2007, the Company acquired the USA Commercial and Government and Canadian operations of NextiraOne, LLC, which is a sponsor of a non-contributory defined benefit plan (the "Plan"). During Fiscal 2008, the Company amended the Plan which effectively "froze" the benefits of the Plan (*i.e.*, no new employees will be admitted into the Plan and those employees currently in the Plan will not earn additional benefits based on service).

In September, 2006, the FASB issued guidance on an "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." This guidance requires, among other things, companies to recognize on the balance sheet the funded or unfunded status of pension and other postretirement benefit plans and to recognize the change in funded status in the period the change occurs through comprehensive income. The adoption of this guidance, as of March 31, 2007, had no impact on the Company's Consolidated Statements of Income. However, the Company did record, as of March 31, 2007, a liability of $3,452 representing the unfunded portion of the Plan included in Other liabilities within the Company's Consolidated Balance Sheets and an unrecognized gain of $2,717 ($1,670 net of tax) included in AOCI within the Company's Consolidated Balance Sheets. The Company made contributions of $899, $0 and $1,000 during Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively, to the Plan.

Fiscal 2011 outlook: The Company expects to recognize expense of approximately $500 and make cash contributions of approximately $1,800 during Fiscal 2011.

In December, 2008, the FASB issued guidance on "Employers' Disclosures about Postretirement Benefit Plan Assets." This guidance provides direction regarding disclosures about plan assets of defined benefit pension or other postretirement plans. The adoption of this guidance, as of March 31, 2010, did not have a material impact on the consolidated financial statements.

Business Combinations

In December, 2007, the FASB issued guidance on "Business Combinations." This guidance defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest at their fair values as of the acquisition date. This guidance requires, among other things, that acquisition-related costs be recognized separately from the acquisition. In April, 2009, the FASB issued guidance on the "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies," which amends the provisions related to the initial recognition and measurement, subsequent measurement and disclosure of assets and liabilities arising from contingencies in a business combination. For the Company, this guidance applied prospectively to business combinations for which the acquisition date is on or after April 1, 2009. This guidance may have a material impact on business combinations after adoption, but the impact will depend on the facts and circumstances of those specific business combinations. This guidance did not have a material impact on the Company's acquisitions during Fiscal 2010.

Non-controlling Interests

In December, 2007, the FASB issued guidance on "Non-controlling Interests in Consolidated Financial Statements." This guidance establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This guidance requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. The adoption of this guidance, as of April 1, 2009, did not have a material impact on the Company's consolidated financial statements.

Derivative Disclosures

In March, 2008, the FASB issued guidance on "Disclosures about Derivative Instruments and Hedging Activities." This guidance was intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. The adoption of this guidance, as of March 31, 2009, did not have a material impact on the Company's consolidated financial statements.

Useful lives of Intangible Assets

In April, 2008, the FASB issued guidance on "Determination of the Useful Life of Intangible Assets." This guidance provides the factors that should be considered in developing assumptions about renewal or extension used in estimating the useful life of a recognized intangible asset and expands the disclosure requirements. The provisions of this guidance for determining the useful life of a recognized intangible asset will be applied prospectively to intangible assets acquired after adoption. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, adoption. The adoption of this guidance, as of April 1, 2009, did not have a material impact on the Company's consolidated financial statements.

Interim Disclosures about Fair Value of Financial Instruments

In April, 2009, the FASB issued guidance on "Interim Disclosures about Fair Value of Financial Instruments," which require disclosures about fair value of financial instruments for interim reporting periods in addition to the existing requirement for annual financial statements. The adoption of this guidance, as of June 27, 2009, did not have a material impact on the Company's consolidated financial statements.

Subsequent Events

In May, 2009, the FASB issued guidance on "Subsequent Events." This guidance establishes standards for the accounting and disclosure of subsequent events (events which occur after the balance sheet date but before financial statements are issued or are available to be issued). The adoption of this guidance, as of June 27, 2009, did not have a material impact on the Company's consolidated financial statements. The Company assessed events subsequent to March 31, 2010 for potential recognition and disclosure in the consolidated financial statements. No events have occurred that would require adjustment to or disclosure in the consolidated financial statements.

FASB Accounting Standards Codification

In June, 2009, the FASB issued Accounting Standards Codification ("ASC") Update 2009-01, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162" ("ASC Update 2009-01"). ASC Update 2009-01 is intended to be the source of authoritative generally accepted accounting principles and reporting standards. Its primary purpose is to improve clarity and use of existing standards by grouping authoritative literature under common topics. ASC Update 2009-01 does not change or alter existing accounting principles generally accepted in the United States. The adoption of ASC Update 2009-01, as of September 26, 2009, did not have a material impact on the Company's consolidated financial statements.

Revenue Arrangements with Multiple Deliverables

In October, 2009, the FASB issued ASC Update 2009-13, "Multiple-Deliverable Revenue Arrangements" ("ASC Update 2009-13"). ASC Update 2009-13 provides amendments to the criteria in Subtopic 605-24 for separating consideration in multiple-deliverable revenue arrangements. It establishes a hierarchy of selling prices to determine the selling price of each specific deliverable which includes vendor-specific objective evidence (if available), third-party evidence (if vendor-specific evidence is not available) or estimated selling price if neither of the first two is available. ASC Update 2009-13 also eliminates the residual method for allocating revenue between the elements of an arrangement and requires that arrangement consideration be allocated at the inception of the arrangement. Finally, ASC Update 2009-13 expands the disclosure requirements regarding a vendor's multiple-deliverable revenue arrangements. ASC Update 2009-13 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is evaluating the impact of the adoption of ASC Update 2009-13 on its consolidated financial statements.

Certain Revenue Arrangements That Include Software Elements

In October, 2009, the FASB issued ASC Update 2009-14, "Certain Revenue Arrangements That Include Software Elements" ("ASC Update 2009-14"). ASC Update 2009-14 amends existing guidance to exclude tangible products that include software and non-software components that function together to deliver the product's essential functionality. ASC Update 2009-14 shall be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Earlier application is permitted as of the beginning of a company's fiscal year provided the company has not previously issued financial statements for any period within that year. An entity shall not elect early application of Update 2009-14 unless it also elects early application of Update 2009-13. The Company is evaluating the impact of the adoption of ASC Update 2009-14 on its consolidated financial statements.

Note 3: Inventories

The Company's inventories consist of the following:

March 31,	2010	2009
Raw materials	$ 1,545	$ 1,624
Finished goods	69,952	74,564
Subtotal	**71,497**	**76,188**
Excess and obsolete inventory reserves	(19,990)	(20,290)
Inventory, net	**$ 51,507**	**$ 55,898**

Note 4: Property, Plant and Equipment

The Company's property, plant and equipment consist of the following:

March 31,	2010	2009
Land	$ 2,396	$ 2,396
Building and improvements	29,430	28,971
Machinery	64,991	70,859
Subtotal	**96,817**	**102,226**
Accumulated depreciation	(73,249)	(73,807)
Property, plant and equipment, net	**$ 23,568**	**$ 28,419**

Depreciation expense was $7,721, $9,932 and $11,058 for Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively.

Note 5: Goodwill

The following table summarizes changes to goodwill at the Company's reporting units during Fiscal 2010 and Fiscal 2009.

	North America	Europe	All Other	Total
Balance as of March 31, 2008	**$ 502,517**	**$ 82,022**	**$ 2,317**	**$ 586,856**
Currency translation	(35)	(17,350)	(311)	(17,696)
Current period acquisitions (Note 9)	50,975	—	—	50,975
Prior period acquisitions	1,813	—	—	1,813
Balance as of March 31, 2009	**$ 555,270**	**$ 64,672**	**$ 2,006**	**$ 621,948**
Currency translation	(19)	3,241	179	3,401
Current period acquisitions (Note 9)	5,527	—	—	5,527
Prior period acquisitions	11,089	—	—	11,089
Balance as of March 31, 2010	**$ 571,867**	**$ 67,913**	**$ 2,185**	**$ 641,965**

The Company conducted its annual goodwill impairment assessment during the third quarter of Fiscal 2010 using data as of September 26, 2009. The following table reconciles the carrying value of goodwill, as of September 26, 2009, for the Company's reportable segments as reported in its consolidated financial statements, to the carrying value of goodwill by reporting unit which is used for the annual goodwill impairment assessment:

	North America	Europe	All Other	Total
Goodwill (as reported in financial statements)	$ 572,277	$ 72,233	$ 2,093	$ 646,603
Adjustment	(30,370)	27,333	3,037	—
Goodwill (for annual impairment assessment)[1]	**$ 541,907**	**$ 99,566**	**$ 5,130**	**$ 646,603**

[1]Goodwill (for annual impairment assessment) represents the amount of goodwill that is "at risk" by reporting unit.

The results of the Company's annual goodwill impairment assessment conducted during the third quarter of Fiscal 2010 indicate that goodwill is not impaired in any of the Company's reporting units. The following table summarizes the estimated fair value of the reporting unit, the net book value of the reporting unit and the surplus of the estimated fair value of the reporting unit over the net book value of the reporting unit as of September 26, 2009:

	North America	Europe	All Other	Total
Estimated fair value of the reporting unit	$ 588,992	$ 129,949	$ 33,606	$ 752,547
Net book value of the reporting unit	541,949	121,920	14,866	678,735
Surplus	**$ 47,043**	**$ 8,029**	**$ 18,740**	**$ 73,812**

To illustrate the sensitivity of the discounted future cash flows, an instantaneous 100 basis point increase in the weighted-average cost of capital, which, holding all other assumptions constant, would be material to the estimated fair value of the reporting unit, would produce a decrease in the fair value of the reporting units by $87,345, $11,325 and $2,603 for North America, Europe and All Other, respectively.

Since September 26, 2009, the Company's stock market capitalization has been lower than its net book value. Each of the Company's reporting units continues to operate profitably and generate significant cash flow from operations, and the Company expects that each will continue to do so in Fiscal 2011 and beyond. The Company also believes that a reasonable potential buyer would offer a control premium for the business that would adequately cover the difference between the recent stock trading prices and the book value.

Future events that could result in an interim assessment of goodwill impairment and/or an impairment loss include, but are not limited to, (i) significant underperformance relative to historical or projected future operating results, (ii) significant changes in the manner of or use of the assets or the strategy for the Company's overall business, (iii) significant negative industry or economic trends, (iv) a further decline in market capitalization below book value and (v) a modification to the Company's reporting segments. Management is currently considering alternative reporting segments for the purpose of making operational decisions and assessing financial performance. This contemplated change in reporting segments would affect the reporting units currently being used in the Company's annual goodwill impairment assessment. Any such change could result in an impairment charge which could have a material adverse effect on the results of operations for the period in which the impairment occurs.

Note 6: Intangible Assets

The following table summarizes the gross carrying amount, accumulated amortization and net carrying amount by intangible asset class for the periods presented:

March 31,	2010			2009		
	Gross Carrying Amount	Accum. Amort.	Net Carrying Amount	Gross Carrying Amount	Accum. Amort.	Net Carrying Amount
Definite-lived						
Non-compete agreements	$ 10,391	$ 8,193	$ 2,198	$ 15,115	$ 6,517	$ 8,598
Customer relationships	118,209	24,590	93,619	120,077	14,966	105,111
Acquired backlog	17,349	16,912	437	14,230	12,883	1,347
Total	**$ 145,949**	**$ 49,695**	**$ 96,254**	**$ 149,422**	**$ 34,366**	**$ 115,056**
Indefinite-lived						
Trademarks	35,992	8,253	27,739	35,992	8,253	27,739
Total	**$ 181,941**	**$ 57,948**	**$ 123,993**	**$ 185,414**	**$ 42,619**	**$ 142,795**

The Company's indefinite-lived intangible assets consist solely of the Company's trademark portfolio. The Company's definite-lived intangible assets are comprised of employee non-compete agreements, customer relationships and backlog obtained through business acquisitions.

The following table summarizes the changes to carrying amounts of intangible assets for the periods presented:

	Trademarks	Non-Competes and Backlog	Customer Relationships	Total
Balance at March 31, 2008	**$ 27,739**	**$ 4,785**	**$ 67,331**	**$ 99,855**
Amortization expense	—	(4,019)	(6,771)	(10,790)
Currency translation	—	(62)	—	(62)
Current period acquisitions (Note 9)	—	9,953	47,815	57,768
Prior period acquisitions	—	(712)	(3,264)	(3,976)
Balance at March 31, 2009	**$ 27,739**	**$ 9,945**	**$ 105,111**	**$ 142,795**
Amortization expense	—	(5,578)	(9,624)	(15,202)
Currency translation	—	(22)	—	(22)
Current period acquisitions (Note 9)	—	1,318	4,927	6,245
Prior period acquisitions	—	(3,072)	(6,795)	(9,867)
Balance at March 31, 2010	**$ 27,739**	**$ 2,635**	**$ 93,619**	**$ 123,993**

Intangible amortization was $15,202, $10,790 and $6,679 for Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively. The Company acquired definite-lived intangibles from the completion of several acquisitions during Fiscal 2010 and Fiscal 2009 (*see* Note 9).

The following table details the estimated intangibles amortization for the next five years. These estimates are based on the carrying amounts of intangible assets as of March 31, 2010 that are provisional measurements of fair value and are subject to change pending the outcome of purchase accounting related to certain acquisitions:

Fiscal	
2011	$ 11,805
2012	11,009
2013	10,028
2014	8,848
2015	7,713
Thereafter	46,851
Total	**$ 96,254**

Note 7: Indebtedness

The Company's long-term debt consists of the following:

March 31,	2010	2009
Revolving credit agreement	$ 209,860	$ 247,650
Capital lease obligations	1,967	2,908
Other	7	99
Total debt	**$ 211,834**	**$ 250,657**
Less: current portion (included in Other liabilities)	(961)	(1,397)
Long-term debt	**$ 210,873**	**$ 249,260**

Revolving Credit Agreement—On January 30, 2008, the Company entered into a Third Amended and Restated Credit Agreement dated as of January 30, 2008 (the "Credit Agreement") with Citizens Bank of Pennsylvania, as agent, and a group of lenders. The Credit Agreement expires on January 30, 2013. Borrowings under the Credit Agreement are permitted up to a maximum amount of $350,000, which includes up to $20,000 of swing-line loans and $25,000 of letters of credit. The Credit Agreement may be increased by the Company up to an additional $100,000 with the approval of the lenders and may be unilaterally and permanently reduced by the Company to not less than the then outstanding amount of all borrowings. Interest on outstanding indebtedness under the Credit Agreement accrues, at the Company's option, at a rate based on either: (a) the greater of (i) the prime rate per annum of the agent then in effect and (ii) 0.50% plus the rate per annum announced by the Federal Reserve Bank of New York as being the weighted-average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day or (b) a rate per annum equal to the LIBOR rate plus 0.50% to 1.125% (determined by a leverage ratio based on the Company's consolidated Earnings Before Interest Taxes Depreciation and Amortization ("EBITDA")). The Credit Agreement requires the Company to maintain compliance with certain non-financial and financial covenants such as leverage and fixed-charge coverage ratios. As of March 31, 2010, the Company was in compliance with all financial covenants under the Credit Agreement.

The maximum amount of debt outstanding under the Credit Agreement, the weighted average balance outstanding under the Credit Agreement and the weighted average interest rate on all outstanding debt for Fiscal 2010 was $261,750, $246,545 and 1.4%, respectively, compared to $277,735, $237,991 and 3.3% and $270,825, $242,418 and 6.2%, for Fiscal 2009 and Fiscal 2008, respectively.

For Fiscal 2010, the Company decreased net borrowings under the Credit Agreement by $37,790. For Fiscal 2009, the Company increased net borrowings under the Credit Agreement by $53,180, the proceeds of which were used to fund the acquisitions of UCI Communications LLC ("UCI"), Mutual Telecom Services Inc. ("MTS"), ACS Communications, Inc. ("ACS"), Network Communications Technologies, Inc. ("NCT") and Scottel Voice & Data, Inc. ("Scottel"). For Fiscal 2008, the Company decreased net borrowings under the Credit Agreement by $42,245.

Capital lease obligations
The capital lease obligations are primarily for equipment. The lease agreements have remaining terms ranging from less than one year to five years with interest rates ranging from 6.5% to 12.3%.

Other
Other debt is comprised of other third-party, non-employee loans.

Unused available borrowings
As of March 31, 2010, the Company had $4,636 outstanding in letters of credit and $135,504 in unused commitments under the Credit Agreement.

At March 31, 2010, scheduled maturities or required payments of long-term debt for each of the five succeeding fiscal years were as follows:

Fiscal	
2011	$ 961
2012	642
2013	210,175
2014	52
2015	4
Total	**$ 211,834**

Note 8: Derivative Instruments and Hedging Activities

The Company is exposed to certain market risks, including the effect of changes in foreign currency exchange rates and interest rates. The Company uses derivative instruments to manage financial exposures that occur in the normal course of business. It does not hold or issue derivatives for speculative trading purposes. The Company is exposed to non-performance risk from the counterparties in its derivative instruments. This risk would be limited to any unrealized gains on current positions. To help mitigate this risk, the Company transacts only with counterparties that are rated as investment grade or higher and all counterparties are monitored on a continuous basis. The fair value of the Company's derivatives reflects this credit risk.

Foreign Currency Contracts:

The Company enters into foreign currency contracts to hedge exposure to variability in expected fluctuations in foreign currencies. As of March 31, 2010, the Company had open contracts in Australian and Canadian dollars, Danish krone, Euros, Mexican pesos, Norwegian kroner, British pounds sterling, Swedish krona, Swiss francs and Japanese yen which have been designated as cash flow hedges. These contracts had a notional amount of $74,625 and will expire within thirteen (13) months. There was no hedge ineffectiveness during Fiscal 2010, Fiscal 2009 or Fiscal 2008. See Note 2 for additional information.

Interest-rate Swap:

On July 26, 2006, the Company entered into a five-year floating-to-fixed interest-rate swap that is based on a 3-month LIBOR rate versus a 5.44% fixed rate, has a notional value of $100,000 (which reduced to $50,000 as of June 26, 2009) and does not qualify for hedge accounting. On June 15, 2009, the Company entered into a three-year floating-to-fixed interest-rate swap that is based on a 3-month LIBOR rate versus a 2.28% fixed rate, has a notional value of $100,000 reducing to $50,000 after two years and does not qualify for hedge accounting. Each interest-rate swap discussed above is collectively hereinafter referred to as the "interest-rate swaps." See Note 2 for additional information.

The following tables detail the effect of derivative instruments on the Company's Consolidated Balance Sheets and Consolidated Statements of Income for the periods presented:

		Asset Derivatives		Liability Derivatives	
	Classification	Fair Value at March 31, 2010	Fair Value at March 31, 2009	Fair Value at March 31, 2010	Fair Value at March 31, 2009
Derivatives designated as hedging instruments					
Foreign currency contracts	Other liabilities (short-term)	$ —	$ —	$ 3,130	$ 1,872
Foreign currency contracts	Prepaid and other assets	$ 514	$ 923	$ —	$ —
Derivatives not designated as hedging instruments					
Interest-rate swap	Other liabilities (short-term)	$ —	$ —	$ 5,271	$ 5,336

		Year Ended March 31,		
	Classification	2010	2009	2008
Derivatives designated as hedging instruments				
Gain (loss) recognized in Comprehensive income on (effective portion) – net of taxes	Other comprehensive income	$ (646)	$ 470	$ (262)
Gain (loss) reclassified from AOCI into income (effective portion) – net of taxes	Selling, general & administration expenses	$ 261	$ 339	$ 181
Derivatives not designated as hedging instruments				
Gain (loss) recognized in income	Interest expense (income), net	$ 65	$ 974	$ (4,576)

Note 9: Acquisitions

Fiscal 2010 acquisitions:

During the third quarter of Fiscal 2010, the Company acquired Quanta Systems, LLC ("Quanta"), a privately-held company headquartered in Gaithersburg, MD. Quanta has an active customer base which includes various United States Department of Defense and government agency accounts.

Also during the third quarter of Fiscal 2010, the Company acquired CBS Technologies Corp. ("CBS"), a privately-held company headquartered in Islandia, NY. CBS has an active customer base which includes commercial, education and various government agency accounts.

The acquisitions of Quanta and CBS, both individually and in the aggregate, did not have a material impact on the Company's consolidated financial statements.

The fair values of assets acquired and liabilities assumed for Quanta and CBS are provisional and are based on the information that was available as of their respective acquisition dates to estimate the fair value of assets acquired and liabilities assumed. The Company believes that the information available provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed but additional information not yet available is necessary to finalize those fair values. Thus, the provisional measurements of fair value are subject to change. The Company expects to finalize the valuation and complete the purchase price allocation as soon as practicable but no later than one year from their respective acquisition dates.

The results of operations of Quanta and CBS are included within the Company's Consolidated Statements of Income beginning on their respective acquisition dates.

Fiscal 2009 acquisitions:

During the fourth quarter of Fiscal 2009, the Company acquired Scottel, a privately-held company headquartered in Culver City, CA. Scottel has an active customer base which includes commercial, education and various government agency accounts. In connection with the Scottel acquisition, the Company has made allocations to goodwill and definite-lived intangible assets, respectively. The definite-lived intangible assets recorded represent the fair market value of customer relationships and backlog which will be amortized over a period of one to 12 years.

During the third quarter of Fiscal 2009, the Company acquired NCT, a privately-held company headquartered in Charlotte, NC. NCT has an active customer base which includes commercial, education and various government agency accounts. In connection with the NCT acquisition, the Company made allocations to goodwill and definite-lived intangible assets, respectively. The definite-lived intangible assets recorded represent the fair market value of customer relationships and non-compete agreements which will be amortized over a period of two to five years.

Also during the third quarter of Fiscal 2009, the Company acquired ACS, a privately-held company headquartered in Austin, TX. ACS has an active customer base which includes commercial, education and various government agency accounts. In connection with the ACS acquisition, the Company made allocations to goodwill and definite-lived intangible assets, respectively. The definite-lived intangible assets recorded represent the fair market value of customer relationships and non-compete agreements which will be amortized over a period of five to nine years.

During the second quarter of Fiscal 2009, the Company acquired MTS, a privately-held company headquartered in Needham, MA. MTS is a global telecommunications services and solutions provider primarily servicing clients in the Department of Defense and other federal agencies. In connection with the MTS acquisition, the Company made allocations to goodwill and definite-lived intangible assets, respectively. The definite-lived intangible assets recorded represent the fair market value of customer relationships, non-compete agreements and backlog which will be amortized over a period of one to 13 years.

During the first quarter of Fiscal 2009, the Company acquired UCI, a privately-held company headquartered in Mobile, AL. UCI has an active customer base which includes commercial, education and various government agency accounts. In connection with the UCI acquisition, the Company made allocations to goodwill and definite-lived intangible assets, respectively. The definite-lived intangible assets recorded represent the fair market value of customer relationships and non-compete agreements which will be amortized over a period of five to nine years.

The acquisitions of Scottel, NCT, ACS, MTS and UCI, both individually and in the aggregate, did not have a material impact on the Company's consolidated financial statements.

The results of operations of Scottel, NCT, ACS, MTS and UCI are included within the Company's Consolidated Statements of Income beginning on their respective acquisition dates.

Fiscal 2008

During the fourth quarter of Fiscal 2008, the Company acquired BellSouth Communication Systems, LLC d/b/a AT&T Communication Systems Southeast's ("AT&T") NEC TDM voice CPE business line in AT&T's southeast region ("AT&T's southeast NEC TDM business"). In connection with the acquisition of AT&T's southeast NEC TDM business, the Company made allocations to goodwill and definite-lived intangible assets, respectively. These definite-lived intangible assets recorded represent the fair market value of acquired customer relationships which will be amortized over a period of four years.

During the third quarter of Fiscal 2008, the Company acquired B & C Telephone, Inc. ("B&C"), a privately-held company based out of Spokane, Washington. B&C has an active customer base which includes commercial, financial, healthcare and various government agency accounts. In connection with the B&C acquisition, the Company made allocations to goodwill and definite-lived intangible assets, respectively. These definite-lived intangible assets recorded represent the fair market value of acquired customer relationships and non-compete agreements which will be amortized over a period of five to 10 years.

The acquisitions of B&C and AT&T's southeast NEC TDM business, both individually and in the aggregate, did not have a material impact on the Company's consolidated financial statements.

The results of operations of B&C and AT&T's southeast NEC TDM business are included within the Company's Consolidated Statements of Income beginning on their respective acquisition dates.

In connection with the acquisitions during Fiscal 2010, Fiscal 2009 and Fiscal 2008, the Company acquired approximately $79,059 of goodwill. The Company believes that $29,115 will be recognized as a tax deduction over the next 15 years.

Note 10: Restructuring

The Company has incurred and continues to incur costs related to facility consolidations, such as idle facility rent obligations and the write-off of leasehold improvements, and employee severance (collectively referred to as "restructuring charges") in an attempt to right-size the organization and more appropriately align the expense structure with anticipated revenues and changing market demand for its solutions and services. Employee severance is generally payable within the next six (6) months with certain facility costs extending through Fiscal 2014.

The Company incurred restructuring charges of $4,558, $9,666 and $6,848 during Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively. These costs have been recorded in Selling, general & administrative expenses in the Company's Consolidated Statements of Income.

The following table summarizes the changes to the restructuring reserve for the periods presented.

	Employee Severance	Facility Closures	Total
Balance at March 31, 2008	**$ 2,438**	**$ 10,154**	**$ 12,592**
Restructuring charge	7,596	2,070	9,666
Acquisition adjustments	264	—	264
Asset write-downs	—	(67)	(67)
Cash expenditures	(6,133)	(5,808)	(11,941)
Balance at March 31, 2009	**$ 4,165**	**$ 6,349**	**$ 10,514**
Restructuring charge	4,208	350	4,558
Acquisition adjustments	26	129	155
Asset write-downs	—	(248)	(248)
Cash expenditures	(6,564)	(2,936)	(9,500)
Balance at March 31, 2010	**$ 1,835**	**$ 3,644**	**$ 5,479**

Of the $5,479 above, $4,005 is classified as a current liability under Other liabilities on the Company's Consolidated Balance Sheets for the period ended March 31, 2010.

Note 11: Operating Leases

The Company leases offices, facilities, equipment and vehicles throughout the world. While most of the leases are operating leases that expire over the next 8 years, certain vehicles and equipment are leased under capital leases that expire over the next 5 years. As leases expire, it can be expected that, in the normal course of business, certain leases will be renewed or replaced.

Certain lease agreements include renewal options and escalating rents over the lease terms. Generally, the Company expenses rent on a straight-line basis over the life of the lease which commences on the date the Company has the right to control the property. The cumulative expense recognized on a straight-line basis in excess of the cumulative payments is included in Accrued expenses and Other liabilities within the Company's Consolidated Balance Sheets. Rent expense was $23,092, $26,903 and $26,833 for Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively.

The future minimum lease payments under non-cancelable capital and operating leases with initial or remaining terms of one year or more as of March 31, 2010 are as follows:

Fiscal	
2011	$ 17,648
2012	11,492
2013	4,828
2014	2,901
2015	2,109
Thereafter	2,163
Total minimum lease payments	**$ 41,141**

Note 12: Income Taxes

The domestic and foreign components of Income before provision of income taxes are as follows:

Fiscal	2010	2009	2008
Domestic	$ 34,750	$ 46,885	$ 31,767
Foreign	19,577	22,278	31,764
Consolidated	**$ 54,327**	**$ 69,163**	**$ 63,531**

The provision/(benefit) for income taxes consists of the following:

Fiscal	2010	2009	2008
Current			
Federal	$ 12,754	$ 10,238	$ 10,205
State	1,827	2,546	1,914
Foreign	3,947	4,298	6,585
Total current	**18,528**	**17,082**	**18,704**
Deferred	1,296	6,772	5,594
Total provision for income taxes	**$ 19,824**	**$ 23,854**	**$ 24,298**

Reconciliations between income taxes computed using the federal statutory income tax rate and the Company's effective tax rate are as follows:

Fiscal	2010	2009	2008
Federal statutory tax rate	35.0%	35.0%	35.0%
Foreign taxes, net of foreign tax credits	0.4	(0.9)	(1.8)
Effect of permanent book / tax differences	0.3	(0.1)	(0.4)
State income taxes, net of federal benefit	2.4	3.2	2.4
Valuation allowance	(0.8)	2.5	1.4
Reversal of Section 162(m) accrual (*see* below for definition)	—	(5.2)	—
Other, net	(0.8)	—	1.6
Effective tax rate	**36.5%**	**34.5%**	**38.2%**

The components of current and long-term deferred tax liabilities/assets are as follows:

March 31,		2010		2009
Deferred Tax Liabilities				
Tradename and trademarks	$	10,135	$	10,411
Amortization of intangibles		24,381		33,661
Unremitted earnings of foreign subsidiaries		2,467		2,757
Foreign exchange		—		43
Basis of fixed assets		366		—
Other		—		66
Other prepaid items		156		206
Gross deferred tax liabilities	**$**	**37,505**	**$**	**47,144**
Deferred Tax Assets				
Net operating losses	$	20,450	$	22,549
Restructuring reserves		4,504		5,955
Basis of fixed assets		—		764
Outsourced leases		185		326
Basis of finished goods inventory		9,226		9,269
Reserve for bad debts		4,376		1,581
Miscellaneous accrued expenses		3,459		8,352
Foreign tax credit carry-forwards		1,883		2,671
Accrued employee costs		5,525		3,965
Foreign exchange		210		—
Unexercised stock options		10,289		8,680
Other		89		—
Gross deferred tax assets	**$**	**60,196**	**$**	**64,112**
Valuation allowance	$	(3,623)	$	(4,081)
Net deferred tax assets	**$**	**56,573**	**$**	**60,031**
Net deferred tax assets/(liabilities)	**$**	**19,068**	**$**	**12,887**

At March 31, 2010, the Company had $29,070, $71,325 and $24,477 of federal, state and foreign gross net operating loss carry-forwards, respectively. As a result of the Company's acquisition of ACS, Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), limits the amount of net operating losses available to the Company to approximately $3,392 per year. The federal gross net operating loss carry-forwards expire in Fiscal 2027. The state gross net operating loss carry-forwards expire at various times through Fiscal 2030 and the foreign gross net operating loss carry-forwards expire at various times through Fiscal 2020, with the exception of $428 for Austria, $350 for Belgium, $11,463 for Brazil and $1,191 for France, which have no expirations.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has recorded a valuation allowance of $3,623 for certain state and foreign net operating loss carry-forwards anticipated to produce no tax benefit. The valuation allowance was decreased in Fiscal 2010 by $458 in order to reflect the ability to use certain state and foreign net operating loss carry-forwards.

In general, except for certain earnings in Japan and earnings associated with inter-company loan balances, it is the Company's intention to reinvest all undistributed earnings of non-U.S. subsidiaries for an indefinite period of time. Therefore, except for the exceptions noted above, no deferred U.S. income taxes have been provided on undistributed earnings of non-U.S. subsidiaries, which aggregate approximately $5,239 based on exchange rates at March 31, 2010. However, additional taxes could be necessary if future foreign earnings were loaned to the parent, if the foreign subsidiaries declare dividends to the U.S. parent or the Company should sell its stock in the subsidiaries.

As discussed in Note 2, the Company adopted guidance on the "Accounting for Uncertainty in Income Taxes" on April 1, 2007. As a result, the Company recorded a $5,110 reduction to the beginning balance of Retained earnings representing the cumulative effect of a change in accounting principle, an increase to current liabilities of $3,656 recorded within Income taxes and a decrease to non-current assets of $1,454 recorded within Other assets, each of which is reflected within the Company's Consolidated Balance Sheets. As of March 31, 2010, March 31, 2009 and March 31, 2008, the gross liability for income taxes associated with uncertain tax positions was $7,559, $7,075 and $7,340, respectively. If the uncertain tax positions are recognized, they would all favorably affect the Company's effective tax rate. The Company includes interest and penalties related to uncertain tax positions within the Provision for income taxes within the Company's Consolidated Statements of Income. As of March 31, 2010, March 31, 2009 and March 31, 2008, the Company recorded $2,468, $1,443 and $1,131, respectively, of interest and penalties related to uncertain tax positions relating to current liabilities within Income taxes.

A reconciliation of the change in the tax liability for unrecognized tax benefits from April 1, 2007 to March 31, 2009 is as follows:

Fiscal	2010	2009	2008
Balance at beginning of year	$ 7,075	$ 7,340	$ 6,974
Additions for tax positions related to the current year	542	396	90
Additions for tax positions related to prior years	2,755	312	362
Reductions for tax positions related to prior years	(2,733)	(675)	(86)
Settlements	(80)	(298)	—
Balance at end of year	**$ 7,559**	**$ 7,075**	**7,340**

On September 20, 2006, the Company received formal notice from the Internal Revenue Service ("IRS") regarding its intent to begin an audit of the Company's 2004 and 2005 tax years. On August 3, 2007, the Company received formal notice from the IRS regarding its intent to begin an audit of the Company's 2006 tax year. In connection with these normal recurring audits, the IRS requested certain documentation with respect to stock options for the Company's 2004, 2005 and 2006 tax years. In connection with the review by the Audit Committee (the "Audit Committee") of the Company's Board of Directors (the "Board") of the Company's historical stock option granting practices, the Company determined that a number of officers may have exercised options for which the application of Section 162(m) ("Section 162(m)") of the Code may apply. It was possible that these options could have been treated as having been granted at less than fair market value for federal income tax purposes because the Company incorrectly applied the measurement date as defined in the applicable authoritative accounting literature. If such options were deemed to have been granted at less than fair market value for purposes of Section 162(m), any non-performance based compensation to officers, including proceeds from options exercised in any given tax year, in excess of $1,000 would have been disallowed as a deduction for tax purposes. Based on this uncertain tax position, the Company estimated that the potential tax-effected liability for any potential disallowed Section 162(m) deduction would approximate $3,587, which was recorded as an expense during Fiscal 2004 and Fiscal 2005 (in addition to the amount shown above for the reconciliation of the change in the tax liability for unrecognized tax benefits) and was recorded as a current liability within Income taxes within the Company's Consolidated Balance Sheets as of March 31, 2008. During Fiscal 2009, the IRS concluded its examination of the potential disallowed Section 162(m) deduction within our filing position and did not propose an adjustment. During the fourth quarter of Fiscal 2009, the Company reversed the previously-recorded expense of $3,587 through Provision for income taxes within the Company's Consolidated Statements of Income. During the first quarter of Fiscal 2010, the IRS concluded its audits of tax years 2004, 2005 and 2006 which resulted in an adjustment to the Company's filing position of $298.

Fiscal 2009, Fiscal 2008 and Fiscal 2007 remain open to examination by the IRS. Fiscal 2004 through Fiscal 2009 remain open to examination by state and foreign taxing jurisdictions.

Note 13: Incentive Compensation Plans

Performance Bonus

The Company has variable compensation plans covering certain team members. These plans provide a bonus contingent on the attainment of certain annual or quarterly performance targets. The Company recorded expense of $8,931, $9,408 and $5,689 under its variable compensation plans for Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively.

Profit Sharing and Savings Plan ("the savings plans")

The Company has multiple profit sharing and savings plans which qualify as deferred salary arrangements under Section 401(k) of the Code. Participants may elect to contribute a portion of their eligible compensation, subject to limits imposed by the savings plans, which are partially matched by the Company. The Company recorded expense of $2,812, $3,198 and $3,290 for these plans during Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively.

Stock-based compensation plans

On August 12, 2008 (the "Effective Date"), the Company's stockholders approved the 2008 Long-Term Incentive Plan (the "Incentive Plan") which is designed to advance the Company's interests and the interests of the Company's stockholders by providing incentives to certain employees, directors, consultants, independent contractors and persons to whom an offer of employment has been extended by the Company (hereinafter referred to as "Eligible Persons"). The Incentive Plan replaced the 1992 Stock Option Plan, as amended (the "Employee Plan"), and the 1992 Director Stock Option Plan, as amended (the "Director Plan"), on the Effective Date. Stock option grants under the Employee Plan and the Director Plan, prior to the effective date of the Incentive Plan, remain outstanding and will continue to be administered in accordance with the terms of their respective plans and plan agreements.

Awards (as defined below) under the Incentive Plan may include, but need not be limited to, one or more of the following types, either alone or in any combination thereof: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, (v) performance grants, (vi) other share-based awards and (vii) any other type of award deemed by the Compensation Committee (the "Compensation Committee") of the Board or any successor thereto, or such other committee of the Board as is appointed by the Board to administer the Incentive Plan, in its sole discretion, to be consistent with the purposes of the Incentive Plan (hereinafter referred to as "Awards").

The maximum aggregate number of shares of common stock, available for issuance under Awards granted under the Incentive Plan shall be 900,000 plus the number of shares that were available for the grant of stock options under the Employee Plan and the Director Plan on the Effective Date, plus the number of shares subject to stock options outstanding under the Employee Plan and the Director Plan on the Effective Date that are forfeited or cancelled prior to exercise. The following table details the shares of common stock available for grant under the Incentive Plan as of March 31, 2010.

	Shares (in thousands)
Shares initially authorized under the Incentive Plan	900
Number of shares that were available for the grant of stock options under the Employee Plan and the Director Plan on August 12, 2008, the Effective Date	888
Number of shares subject to stock options outstanding under the Employee Plan and the Director Plan on August 12, 2008, the Effective Date, that were forfeited or cancelled, prior to exercise, through March 31, 2010	597
Shares authorized for grant under the Incentive Plan as of March 31, 2010	2,385
Shares available for grant under the Incentive Plan as of March 31, 2010[1]	**1,713**

[1]The aggregate number of shares available for issuance is reduced by 1.87 shares for each issuance of a full value award (*e.g.*, restricted stock units and performance shares).

The Company recognized stock-based compensation expense of $6,775 ($4,301 net of tax), $3,042 ($1,993 net of tax) and $3,468 ($2,143 net of tax) during Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively. Stock-based compensation expense is recorded in Selling, general & administrative expense within the Company's Consolidated Statements of Income.

Stock options

Stock option awards are granted with an exercise price equal to the closing market price of the common stock on the date of grant; such stock options generally become exercisable in equal amounts over a three-year period and have a contractual life of ten (10) years from the grant date. The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model which includes the following weighted-average assumptions.

Fiscal	2010	2009	2008
Expected life (in years)	5.0	4.8	3.8
Risk free interest rate	2.6%	3.4%	4.0%
Volatility	45.6%	30.5%	29.4%
Dividend yield	0.9%	0.7%	0.6%

The following table summarizes the Company's stock option activity for the period presented and as of March 31, 2010:

	Shares (in 000's)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Intrinsic Value (000's)
Outstanding at March 31, 2009	**3,309**	**$ 36.45**	—	—
Granted	167	33.11	—	—
Exercised	—	—	—	—
Forfeited or expired	(289)	43.16	—	—
Outstanding at March 31, 2010	**3,187**	**$ 35.66**	**5.6**	**$ 2,039**
Exercisable at March 31, 2010	2,321	$ 37.89	4.6	$ 711

The weighted-average grant-date fair value of options granted during Fiscal 2010, Fiscal 2009 and Fiscal 2008 was $12.54, $8.68 and $7.70, respectively. The total intrinsic value of options exercised during Fiscal 2010, Fiscal 2009 and Fiscal 2008 was $0, $38 and $1,395, respectively. The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the Company's closing stock price of the common stock on March 31, 2010 of $30.76, which would have been received by the optionholders had all optionholders exercised their options as of that date.

The following table summarizes certain information regarding the Company's non-vested stock options for the period presented:

	Shares (in 000's)	Weighted-Average Grant-Date Fair Value
Non-vested as of March 31, 2009	**1,089**	**$ 8.85**
Granted	167	12.54
Forfeited	(16)	8.56
Vested	(374)	9.17
Non-vested as of March 31, 2010	**866**	**$ 9.42**

As of March 31, 2010, there was $4,753 of total unrecognized pre-tax stock-based compensation expense related to non-vested stock options which is expected to be recognized over a weighted-average period of 1.3 years.

Restricted stock units

Restricted stock unit awards are subject to a service condition and typically vest in equal amounts over a three-year period from the grant date. The fair value of restricted stock units is determined based on the number of restricted stock units granted and the closing market price of the common stock on the date of grant.

The following table summarizes the Company's restricted stock unit activity for the period presented:

	Shares (in 000's)	Weighted-Average Grant-Date Fair Value
Outstanding at March 31, 2009	—	$ —
Granted	168	29.12
Forfeited	(16)	32.86
Vested	(3)	27.78
Outstanding as of March 31, 2010	**149**	**$ 28.75**

The total fair value of shares vested during Fiscal 2010 and Fiscal 2009 was $517 and $0, respectively.

As of March 31, 2010, there was $3,063 of total unrecognized pre-tax stock-based compensation expense related to non-vested restricted stock units which is expected to be recognized over a weighted-average period of 2.2 years.

Performance share awards

Performance share awards are subject to certain performance goals including the Company's Relative TSR Ranking and cumulative Adjusted EBITDA over a two-year period. The Company's Relative TSR Ranking metric is based on the two-year cumulative return to shareholders from the change in stock price and dividends paid between the starting and ending dates. The fair value of performance share awards (subject to cumulative Adjusted EBITDA) is determined based on the number of performance shares granted and the closing market price of the common stock on the date of grant. The fair value of performance share awards (subject to the Company's Relative TSR Ranking) is estimated on the grant date using the Monte-Carlo simulation which includes the following weighted-average assumptions.

Fiscal	2010	2009
Expected Volatility	59.1%	—
Risk free interest-rate	1.1%	—
Dividend yield	0.8%	—

The following table summarizes the Company's performance share award activity for the period presented:

	Shares (in 000's)	Weighted-Average Grant-Date Fair Value
Outstanding at March 31, 2009	—	$ —
Granted	100	33.05
Vested	—	—
Forfeited	—	—
Outstanding at March 31, 2010	**100**	**33.05**

No shares vested during Fiscal 2010.

As of March 31, 2010, there was $1,978 of total unrecognized pre-tax stock-based compensation expense related to non-vested performance share awards which is expected to be recognized over a weighted-average period of 1.2 years.

Note 14: Earnings Per Share

The following table details the computation of basic and diluted earnings per common share from continuing operations for the periods presented (share numbers in thousands):

Fiscal	2010	2009	2008
Net income	$ 34,503	$ 45,309	$ 39,233
Weighted-average common shares outstanding (basic)	17,546	17,527	17,605
Effect of dilutive securities from employee stock options	—	—	48
Weighted-average common shares outstanding (diluted)	**17,546**	**17,527**	**17,653**
Basic earnings per common share	$ 1.97	$ 2.59	$ 2.23
Dilutive earnings per common share	$ 1.97	$ 2.59	$ 2.22

The Weighted-average common shares outstanding (diluted) computation is not impacted during any period where the exercise price of a stock option is greater than the average market price. There were 3,436,319, 3,309,300 and 2,097,558 non-dilutive equity awards outstanding during Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively, that are not included in the corresponding period Weighted-average common shares outstanding (diluted) computation.

Note 15: Fair Value Disclosures

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of March 31, 2010, and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

	Assets at Fair Value as of March 31, 2010			
	Level 1	Level 2	Level 3	Total
Foreign currency contracts	$ —	$ 514	$ —	$ 514

	Liabilities at Fair Value as of March 31, 2010			
	Level 1	Level 2	Level 3	Total
Foreign currency contracts	—	$ 3,130	$ —	$ 3,130
Interest-rate swap	—	5,271	—	5,271
Total	**$ —**	**$ 8,401**	**$ —**	**$ 8,401**

Non-recurring fair value measurements: As disclosed in Note 2, the Company adopted guidance on April 1, 2009 that established a framework for measuring fair value and expanded disclosures about fair value measurements for non-financial assets and liabilities that are measured at fair value on a non-recurring basis. The Company's assets and liabilities that are measured at fair value on a non-recurring basis include non-financial assets and liabilities initially measured at fair value in a business combination. As disclosed in Note 9, the Company completed two acquisitions during Fiscal 2010 which included operating assets, liabilities and certain intangible assets. The Company utilized level 2 and level 3 inputs to measure the fair value of these items.

Note 16: Commitments and Contingencies

Regulatory Matters

As previously disclosed, the Company received a subpoena, dated December 8, 2004, from the United States General Services Administration ("GSA"), Office of Inspector General. The subpoena requires production of documents and information. The Company understands that the materials are being sought in connection with an investigation regarding potential violations of the terms of a GSA Multiple Award Schedule contract. On October 2, 2007, the Company was contacted by the United States Department of Justice which informed the Company that it was reviewing allegations by the GSA that certain of the Company's pricing practices under a GSA Multiple Award Schedule contract violated the Civil False Claims Act. The Company has executed an agreement with the United States tolling the statute of limitations on any action by the United States through June 1, 2010 in order for the parties to discuss the merits of these allegations prior to the possible commencement of any litigation by the United States. During Fiscal 2010, the Company recorded expense of $2,850 in connection with this investigation. The Company continues to work with the GSA related to this matter. At the conclusion of this matter, the Company could be subject to damages, fines, penalties or other costs, either through settlement or judgment, which could be material.

Litigation Matters

In November 2006, two stockholder derivative lawsuits were filed against the Company itself, as a nominal defendant, and several of the Company's current and former officers and directors in the United States District Court for the Western District of Pennsylvania (the "District Court"). The two substantially identical stockholder derivative complaints allege that the individual defendants improperly backdated and/or benefited from grants of stock options in violation of the Company's stockholder-approved stock option plans during the period 1996-2002, improperly recorded and accounted for backdated stock options in violation of generally accepted accounting principles, improperly took tax deductions based on backdated stock options in violation of the Code, produced and disseminated false financial statements and Securities and Exchange Commission (the "SEC") filings to the Company's stockholders and to the market that improperly recorded and accounted for the backdated option grants, concealed the alleged improper backdating of stock options and obtained substantial benefits from sales of Company stock while in the possession of material inside information. The complaints sought damages on behalf of the Company against certain current and former officers and directors and allege breach of fiduciary duty, unjust enrichment, securities law violations and other claims. The two lawsuits were consolidated into a single action as *In re Black Box Corporation Derivative Litigation*, Master File No. 2:06-CV-1531 JFC, and plaintiffs filed an amended consolidated stockholder derivative complaint on August 31, 2007. During the second quarter of Fiscal 2010, the Company recorded expense of $3,992 in connection with an agreement in principle for settlement of this action and related matters arising out of the Company's review of its historical stock option practices. During the third quarter of Fiscal 2010, certain of the parties to this action and certain insurers entered into a Memorandum of Understanding regarding this settlement. On January 22, 2010, the parties to this action and certain insurers executed a Stipulation of Compromise and Settlement (the "Stipulation") and the parties to the action executed a Joint Motion for Preliminary and Final Approval of Proposed Settlement (the "Joint Motion"), and such documents were filed with the District Court. On January 27, 2010, the District Court entered an order preliminarily approving the proposed settlement and setting forth a process and scheduling a hearing for consideration of final approval of the proposed settlement (the "Preliminary Order"). Pursuant to the Preliminary Order, on February 1, 2010, the Company filed with the SEC a Current Report on Form 8-K regarding the proposed settlement and filed, as exhibits to such Form 8-K, the Joint Motion, the Stipulation, the Preliminary Order, a Notice of Proposed Settlement of Derivative Action and of Settlement Hearing (the "Notice") and a proposed Order of Dismissal and Judgment. Also on February 1, 2010, the Company issued a press release including the Notice. On March 19, 2010, the District Court approved the settlement and executed an Order of Dismissal and Judgment. On April 20, 2010, no party having appealed the District Court's Order of Dismissal and Judgment, the matter concluded. Thereafter, the Company received and paid the amounts due to and from it in accordance with the Stipulation.

The Company is involved in, or has pending, various legal proceedings, claims, suits and complaints arising out of the normal course of business.

Based on the facts currently available to the Company, Management believes the matters described under this caption "Litigation Matters" are adequately provided for, covered by insurance, without merit or not probable that an unfavorable material outcome will result.

Expenses Incurred by the Company

The Company has incurred significant expenses, in excess of its insurance deductible of $500, during prior fiscal periods, and continued to incur additional expenses through March 31, 2010, in relation to the following previously-disclosed items (i) the review by the Audit Committee of the Company's historical stock option granting practices and related accounting for stock option grants, (ii) the informal inquiry and formal order of investigation by the SEC regarding the Company's past stock option granting practices, (iii) the derivative action relating to the Company's historical stock option granting practices filed against the Company as a nominal defendant and certain of the Company's current and former directors and officers, as to whom it may have indemnification obligations and (iv) related matters. As of March 31, 2010, the total amount of such expenses, inclusive of the $3,992 referred to above, is $12,820 of which $5,000, the insurance policy limit, has been paid by the insurance company. The Company recorded expense of $4,829, $1,228 and $1,221 during Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively. These expenses are recorded in Selling, general & administrative expense within the Company's Consolidated Statements of Income.

Product Warranties

Estimated future warranty costs related to certain products are charged to expense during the period the related revenue is recognized. The product warranty liability reflects the Company's best estimate of probable obligations under those warranties. As of March 31, 2010 and 2009, the Company has recorded a warranty reserve of $3,293 and $3,889, respectively.

There has been no other significant or unusual activity during Fiscal 2010.

Note 17: Segment Reporting

Management reviews financial information for the consolidated Company accompanied by disaggregated information on revenues, operating income and assets by geographic region for the purpose of making operational decisions and assessing financial performance. Additionally, Management is presented with and reviews revenues and gross profit by service type. The accounting policies of the individual operating segments are the same as those of the Company.

The following table presents financial information about the Company's reportable segments by geographic region:

Fiscal	2010	2009	2008
North America			
Revenues	$ 829,233	$ 838,871	$ 837,402
Operating income	47,623	61,651	57,964
Depreciation	7,231	9,378	10,500
Intangibles amortization	15,156	10,715	6,579
Segment assets (as of March 31)	1,030,575	1,060,491	962,729
Europe			
Revenues	$ 99,502	$ 121,839	$ 138,927
Operating income	10,148	12,548	19,278
Depreciation	362	420	447
Intangibles amortization	41	59	64
Segment assets (as of March 31)	121,731	125,781	159,661
All Other			
Revenues	$ 32,658	$ 38,838	$ 40,413
Operating income	5,272	5,804	7,390
Depreciation	128	134	111
Intangibles amortization	5	16	36
Segment assets (as of March 31)	22,672	18,291	21,519

The sum of the segment revenues, operating income, depreciation and intangibles amortization equals the consolidated revenues, operating income, depreciation and intangibles amortization. The following reconciles segment assets to total consolidated assets as of March 31, 2010, 2009 and 2008:

March 31,	2010	2009	2008
Segment assets for North America, Europe and All Other	$ 1,174,978	$ 1,204,563	$ 1,143,909
Corporate eliminations	(49,614)	(68,075)	(70,058)
Total consolidated assets	**$ 1,125,364**	**$ 1,136,488**	**$ 1,073,851**

The following table presents financial information about the Company by service type:

Fiscal	2010	2009	2008
Data Services			
Revenues	$ 187,535	$ 191,436	$ 194,454
Gross profit	51,048	55,407	57,747
Voice Services			
Revenues	$ 593,562	$ 598,319	$ 586,974
Gross profit	197,673	200,541	195,570
Hotline Services			
Revenues	$ 180,296	$ 209,793	$ 235,314
Gross profit	86,660	101,232	113,303

The sum of service type revenues and gross profit equals consolidated revenues and gross profit.

Note 18: Quarterly Data (Unaudited)

The following tables represent summary Quarterly (Unaudited) Consolidated Statements of Income for Fiscal 2010 and Fiscal 2009. All dollar amounts are in thousands, except per share amounts. Earnings per share data may not compute due to rounding.

Fiscal 2010 (Unaudited)	1Q10	2Q10	3Q10	4Q10	FY10
Revenues					
Hotline products	$ 42,282	$ 45,511	$ 47,012	$ 45,491	$ 180,296
On-Site services	192,930	186,402	206,373	195,392	781,097
Total	235,212	231,913	253,385	240,883	961,393
Cost of sales					
Hotline products	22,195	23,666	24,406	23,369	93,636
On-Site services	130,604	125,973	142,150	133,649	532,376
Total	152,799	149,639	166,556	157,018	626,012
Gross profit	**82,413**	**82,274**	**86,829**	**83,865**	**335,381**
Selling, general & administrative expenses	63,883	64,515	64,198	64,540	257,136
Intangibles amortization	4,045	2,150	3,108	5,899	15,202
Operating income	**14,485**	**15,609**	**19,523**	**13,426**	**63,043**
Interest expense (income), net	2,144	2,596	1,852	2,290	8,882
Other expenses (income), net	(142)	(85)	40	21	(166)
Income before provision for income taxes	12,483	13,098	17,631	11,115	54,327
Provision for income taxes	4,681	4,912	6,612	3,619	19,824
Net income	**$ 7,802**	**$ 8,186**	**$ 11,019**	**$ 7,496**	**$ 34,503**
Earnings per common share					
Basic	$ 0.45	$ 0.47	$ 0.63	$ 0.43	$ 1.97
Diluted	$ 0.44	$ 0.47	$ 0.63	$ 0.43	$ 1.97

Fiscal 2009 (Unaudited)	1Q09	2Q09	3Q09	4Q09	FY09
Revenues					
Hotline products	$ 55,639	$ 56,819	$ 51,550	$ 45,785	$ 209,793
On-Site services	186,914	196,991	210,303	195,547	789,755
Total	242,553	253,810	261,853	241,332	999,548
Cost of sales					
Hotline products	27,982	28,917	27,380	24,282	108,561
On-Site services	126,429	131,836	143,555	131,987	533,807
Total	154,411	160,753	170,935	156,269	642,368
Gross profit	**88,142**	**93,057**	**90,918**	**85,063**	**357,180**
Selling, general & administrative expenses	66,468	65,729	66,085	68,105	266,387
Intangibles amortization	1,826	1,900	3,261	3,803	10,790
Operating income	**19,848**	**25,428**	**21,572**	**13,155**	**80,003**
Interest expense (income), net	(265)	2,648	5,722	2,174	10,279
Other expenses (income), net	(96)	263	376	18	561
Income before provision for income taxes	20,209	22,517	15,474	10,963	69,163
Provision for income taxes	7,376	8,218	5,647	2,613	23,854
Net income	**$ 12,833**	**$ 14,299**	**$ 9,827**	**$ 8,350**	**$ 45,309**
Earnings per common share					
Basic	$ 0.73	$ 0.82	$ 0.56	$ 0.48	$ 2.59
Diluted	$ 0.73	$ 0.82	$ 0.56	$ 0.48	$ 2.59

Controls and Procedures (Item 9A)

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

Management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), is responsible for establishing and maintaining adequate disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) for the Company. Management assessed the effectiveness of the Company's disclosure controls and procedures as of March 31, 2010. Based upon this assessment, Management has concluded that the Company's disclosure controls and procedures were effective as of March 31, 2010 to provide reasonable assurance that information required to be disclosed by the Company in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and to provide reasonable assurance that information required to be disclosed by the Company in such reports is accumulated and communicated to Management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management, including the Company's CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) for the Company. Management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2010 based on the framework described in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Based on this assessment, Management has concluded that the Company's internal control over financial reporting was effective, as of March 31, 2010, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Management of the Company reviewed the results of its assessment with the Audit Committee.

Excluded Acquired Companies

The SEC's general guidance permits the exclusion of an assessment of the effectiveness of a registrant's disclosure controls and procedures as they relate to its internal control over financial reporting for an acquired business during the first year following such acquisition if, among other circumstances and factors, there is not adequate time between the acquisition date and the date of assessment. As previously noted in this Annual Report, Black Box completed the acquisition of Quanta and CBS during Fiscal 2010. Quanta and CBS represent approximately 0.9% and 0.7%, respectively, of the Company's total assets as of March 31, 2010. Management's assessment and conclusion on the effectiveness of the Company's disclosure controls and procedures as of March 31, 2010 excludes an assessment of the internal control over financial reporting of Quanta and CBS.

BDO Seidman, LLP, the Company's independent registered public accounting firm, has issued an attestation report on the Company's internal control over financial reporting, which is included in this Annual Report.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Limitations on the Effectiveness of Controls

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, the Company's internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.



Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Board of Directors and Stockholders
Black Box Corporation
Lawrence, Pennsylvania

We have audited Black Box Corporation's internal control over financial reporting as of March 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Item 9A, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Quanta Systems, LLC and CBS Technologies Corp. (the "acquired subsidiaries"), which were acquired within the year ended March 31, 2010, and which are included in the consolidated balance sheets of Black Box Corporation as of March 31, 2010, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for the year then ended. The acquired subsidiaries constituted 2% of total assets and net assets, respectively, as of March 31, 2010, and 1% of revenues for the year then ended. The impact of the acquired subsidiaries on net income was negligible for the year ended March 31, 2010. Management did not assess the effectiveness of internal control over financial reporting of the acquired subsidiaries because of the timing of the acquisitions which were completed during the year ending March 31, 2010. Our audit of internal control over financial reporting of Black Box Corporation also did not include an evaluation of the internal control over financial reporting of the acquired subsidiaries.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Black Box Corporation as of March 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended March 31, 2010 and our report dated May 28, 2010 expressed an unqualified opinion thereon.

BDO Seidman, LLP



Chicago, Illinois
May 28, 2010

Performance Graph

The graph below represents and compares the value, through March 31, 2010, of a hypothetical investment of $100 made on March 31, 2005, in each of (i) the common stock, (ii) the S&P SmallCap 600, (iii) the NASDAQ Composite, (iv) the Russell 2000 and (v) a peer group of companies determined by the Company (the "Peer Group"), assuming the reinvestment of dividends in each case. The Peer Group consists of ADC Telecommunications, Inc., Cisco Systems, Inc., CommScope, Inc., Insight Enterprises, Inc., International Business Machines Corporation and Hewlett-Packard Company.



	3/31/10	3/31/09	3/31/08	3/31/07	3/31/06	3/31/05
Black Box Corporation	$ 85.19	$ 64.87	$ 84.01	$ 98.84	$ 129.17	$ 100.00
S&P SmallCap 600	118.63	72.33	116.78	130.63	124.07	100.00
NASDAQ Composite	122.37	77.56	115.85	124.48	117.15	100.00
Russell 2000	117.95	72.47	115.95	133.28	125.85	100.00
Peer Group	167.72	111.86	147.88	134.75	114.10	100.00

Non-GAAP Reconciliations

The following table represents the Company's pre-tax reconciling items:

Dollars in thousands, except per share amounts	FY10	FY09	FY08
Non-cash charges:			
Amortization of intangible assets on acquisitions	$ 15,150	$ 10,671	$ 6,501
Asset write-up depreciation expense on acquisitions	476	1,888	2,178
Change in fair value of interest-rate swaps	(65)	(974)	4,576
Total Non-cash charges	**$ 15,561**	**$ 11,585**	**$ 13,255**
Cash charges:			
Employee severance and facility consolidations costs	$ 4,557	$ 8,643	$ —
Acquisition integration costs	—	—	8,671
Historical stock option granting practices investigation and related matters costs	4,829	1,359	1,221
Current legal matters costs	3,238	—	—
409 expenses	—	—	1,524
Total Cash charges	**$ 12,624**	**$ 10,002**	**$ 11,416**
Total pre-tax reconciling items	**$ 28,185**	**$ 21,587**	**$ 24,671**

A reconciliation of Operating income to Adjusted operating income is presented below:

	FY10	FY09	FY08
Operating income	$ 63,043	$ 80,003	$ 84,632
Operating income as a % of revenue	6.6%	8.0%	8.3%
Pre-tax reconciling items, excluding Change in fair value of interest-rate swaps	28,250	22,561	20,095
Adjusted operating income	**$ 91,293**	**$ 102,564**	**$ 104,727**
Adjusted operating income as a % of revenue	9.5%	10.3%	10.3%

A reconciliation of Net income to Operating net income is presented below:

	FY10	FY09	FY08
Net income	$ 34,503	$ 45,309	$ 39,233
Reconciling items, after tax	17,900	14,142	15,235
Operating net income	**$ 52,403**	**$ 59,451**	**$ 54,468**

A reconciliation of Diluted earnings per common share to Operating earnings per common share is presented below:

	FY10	FY09	FY08
Diluted earnings per common share	$ 1.97	$ 2.59	$ 2.22
EPS impact of reconciling items	1.02	0.80	0.87
Operating earnings per common share	**$ 2.99**	**$ 3.39**	**$ 3.09**

Investor Information

Corporate Headquarters

1000 Park Drive, Lawrence, PA 15055
Telephone: 724-746-5500
Facsimile: 724-746-0746
Web: blackbox.com

Dividend Policy

Cash dividends of $0.06 per share of Common Stock were paid for each of the four quarters during Fiscal 2010, Fiscal 2009 and Fiscal 2008.

Investor Relations

To receive further information about Black Box Corporation, including copies of press releases; Annual, Quarterly and Current Reports; and other SEC Filings — without charge — contact:

Investor Relations Department
1000 Park Drive, Lawrence, PA 15055
Telephone: 724-873-6788
E-mail: investors@blackbox.com

Or visit the Black Box Web site: blackbox.com.

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Telephone: 800-937-5449
Facsimile: 718-236-2641

Corporate Counsel

Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410

Independent Registered Public Accounting Firm

BDO Seidman, LLP
233 N. Michigan Avenue
Suite 2500
Chicago, IL 60601

Annual Meeting

The Annual Meeting of Stockholders will take place on Tuesday, August 10, 2010 at the Corporate Headquarters.

Worldwide Locations

Headquartered in the United States, the Company operates subsidiaries in Australia, Austria, Belgium, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Japan, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Puerto Rico, Singapore, Spain, Sweden, Switzerland, Taiwan and the United Kingdom, and services clients in 141 countries.





724-746-5500

Directors

William F. Andrews, Chairman of the Executive Committee, Corrections Corporation of America; Chairman of Katy Industries, Inc. and SVP Holdings Limited; Principal, Kohlberg & Co.; Director, Corrections Corporation of America, Katy Industries, Inc., O'Charley's, Inc. and Trex Company, Inc.

Richard L. Crouch, retired General Partner, Pricewaterhouse Coopers LLP

Thomas Golonski, retired Chairman, President and Chief Executive Officer, National City Bank of Pennsylvania; retired Executive Vice President, National City Corporation

Thomas G. Greig, Managing Director, Liberty Capital Partners; Director, Rudolph Technologies, Inc.; Non-executive Chairman of the Board of Black Box Corporation

William H. Hernandez, retired Senior Vice President, Finance and Chief Financial Officer of PPG Industries Inc.; Director, Eastman Kodak Company and USG Corporation

Edward A. Nicholson, Ph.D., Professor of Management and retired President, Robert Morris University; Director, Brentwood Bank

R. Terry Blakemore, President and Chief Executive Officer, Black Box Corporation

Common Stock Information

As of March 31, 2010, there were 1,357 holders of record. The following table sets forth the fiscal quarterly high and low sale prices of the Company's Common Stock as reported by the NASDAQ Global Select Market.

	High	Low
Fiscal 2010		
1st Quarter	$ 37.67	$ 23.18
2nd Quarter	34.53	24.03
3rd Quarter	30.07	24.25
4th Quarter	33.31	25.80
Fiscal 2009		
1st Quarter	$ 32.67	$ 27.62
2nd Quarter	39.53	26.63
3rd Quarter	36.36	19.75
4th Quarter	28.37	16.24
Fiscal 2008		
1st Quarter	$ 42.78	$ 34.53
2nd Quarter	44.58	38.79
3rd Quarter	46.40	35.28
4th Quarter	37.16	26.62

Officers



R. Terry Blakemore
President and
Chief Executive Officer



Michael McAndrew
Executive Vice President,
Chief Financial Officer,
Treasurer, Secretary and
Principal Accounting Officer



Francis W. Wertheimber
Senior Vice President:
Pacific Rim/Far East



Black Box Corporation
(NASDAQ Global Select: BBOX)

Your single source for the latest in communications, infrastructure and networking technologies.

» 34 years of profitable performance and positive cash flow.
» 194 locations serving 141 countries.
» 24/7 support.

1000 Park Drive | Lawrence, PA 15055 | 724-746-5500 | blackbox.com

© Copyright 2010. Black Box Corporation. All rights reserved.